ANNUAL INFORMATION FORM
for the year ended December 31, 2025
Dated: February 26, 2026

TABLE OF CONTENTS

Introduction    1
Corporate Structure    3
General Development of the Business    3
Description of the Business    5
Risk Factors    13
Dividends    46
Description of Capital Structure    46
Market for Securities    48
Agreements with Shareholders    49
Directors and Executive Officers    51
Legal Proceedings and Regulatory Actions    58
Interest of Management and Others in Material Transactions    58
Transfer Agent and Registrar    59
Material Contracts    59
Interest of Experts    59
Additional Information    59
Glossary of Terms    59
Appendix “A”    A-1

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ANNUAL INFORMATION FORM
Introduction
General
In this Annual Information Form, unless the context otherwise requires, “Docebo”, the “Company”, “we”, “us” or “our” refers to Docebo Inc., its subsidiaries and divisions and their respective predecessors. All references to “dollars”, “$” and “US$” are to United States dollars and all references to “C$” are to Canadian dollars. For an explanation of certain of the capitalized terms and expressions, please refer to the “Glossary of Terms” at the end of this Annual Information Form. Unless otherwise indicated, the information contained herein is given as at December 31, 2025.
Forward-Looking Information
All information other than statements of current and historical fact contained in this Annual Information Form is forward-looking information. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “targets”, “expects”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “intends”, “anticipates”, “projects”, “believes”, “pro forma” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved” and similar words or the negative thereof. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information in this Annual Information Form includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform; our business plans and strategies; use of artificial intelligence (“AI”) in our platform and its impact on the Company’s business; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans, including the continued incorporation of AI into our platform; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on, and the impact of, our Environmental, Social and Governance (“ESG”) initiatives; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this Annual Information Form, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
●the Company’s ability to execute its growth strategies;
●the impact of changing conditions in the global corporate e-learning market;

●increasing competition in the global corporate e-learning market in which the Company operates;
●fluctuations in currency exchange rates and volatility in financial markets;
●the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
●fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
●issues in the use of AI in our platform may result in reputational harm or liability;
●changes in the attitudes, financial condition and demand of our target market;
●developments and changes in applicable laws and regulations; and
●such other factors discussed in greater detail under “Risk Factors” in this Annual Information Form.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers of this Annual Information Form.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Annual Information Form represents our expectations as of the date of specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this Annual Information Form is expressly qualified by the foregoing cautionary statements.

Corporate Structure
Name, Address and Incorporation
Docebo Inc. is an Ontario corporation existing under the Business Corporations Act (Ontario) (the “OBCA”).
The Company’s head and registered office is located on the 12th floor, 55 York St., Toronto, Ontario M5J 1R7.
Intercorporate Relationships
The following diagram illustrates the inter-corporate relationships between the Company and its material subsidiaries (which are all wholly owned by the Company) as at the date of this Annual Information Form:
General Development of the Business
The Docebo business was founded in 2005 as a learning management software company that develops and provides as a service to customers its learning management platform for training both internal and external workforces, partners and customers.
Docebo itself was incorporated in 2016 as Docebo Canada Inc. and all of the pre-existing operations of Docebo (primarily Docebo S.P.A. and Docebo NA, Inc.) were organized under the newly incorporated company. Since then, the Company has focused on developing its platform and growing its sales and marketing to expand its customer base. The Company completed its initial public offerings in Canada and the United States on October 8, 2019 and December 7, 2020, respectively.
On April 4, 2023, the Company announced the acquisition (the “PeerBoard Acquisition”) of PeerBoard, a plug and play community-as-a-service platform owned and operated by Circles Collective Inc. The PeerBoard Acquisition enables Docebo to provide an integrated learning platform and community while enhancing the social learning experience for existing Docebo customers.
In May 2023, the Company announced a normal course issuer bid pursuant to which it has the ability to repurchase up to 1,650,672 of our Common Shares (the “2023 NCIB”), representing approximately 5% of its issued and outstanding Common Shares as of May 1, 2023. In connection with the 2023 NCIB, the Company also entered into an automatic share purchase plan with its designated broker to facilitate the purchase of Common Shares under the 2023 NCIB at times when Docebo would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods. The 2023 NCIB commenced on May 18, 2023 and expired on May 17, 2024.

On June 12, 2023, the Company announced the acquisition (the “Edugo Acquisition”) of Edugo.AI (“Edugo”), a Generative AI-based Learning Technology that uses advanced Large Language Models (LLM) and algorithms to optimize learning paths and adapt to individual learner needs. The Edugo Acquisition was focused on two main objectives: enhancing its existing AI capabilities and adding new capabilities to the Docebo platform to better serve its customers.
On November 22, 2023, the Company announced a CEO succession plan for Claudio Erba pursuant to which Mr. Erba would step away from his role as Chief Executive Officer and a member of the Board and would transition to the non-executive role of Chief Innovation Officer effective February 29, 2024. The Company also announced the appointment of Mr. Artuffo to the role of Interim Chief Executive Officer effective March 1, 2024.
In December 2023, the Company completed a substantial issuer bid (the “SIB”) under which the Company purchased for cancellation US$100,000,000 of its outstanding Common Shares at a price of US$55.00 per Common Share, representing approximately 5.7% of its issued and outstanding Common Shares as of expiry of the bid. The SIB commenced on November 23, 2023 and expired on December 28, 2023.
In May 2024, the Company announced the renewal of the 2023 NCIB pursuant to which it had the ability to repurchase up to 1,764,037 of the Common Shares, representing approximately 10% of the Company’s public float as of May 6, 2024 (the “2024 NCIB”). In connection with the 2024 NCIB, the Company also renewed its automatic share purchase plan with its designated broker to facilitate the purchase of Common Shares under the 2024 NCIB at times when Docebo would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods. The 2024 NCIB commenced on May 20, 2024 and expired on May 19, 2025.
In September 2024 Alessio Artuffo became the Company’s Chief Executive Officer and a member of the Board. Mr. Artuffo continues to serve as President of the Company.
On January 2, 2025, the Company announced that Sukaran Mehta would be stepping away from his role as Chief Financial Officer effective February 28, 2025.
On April 8, 2025, the Company announced the appointment of Brandon Farber as Chief Financial Officer. Mr. Farber joined the Company in October 2021 as Vice President of Finance, was promoted to Senior Vice President of Finance in January 2023, and served in that role until March 2025, when he was appointed Interim Chief Financial Officer before being promoted to Chief Financial Officer.
On April 21, 2025, the Company announced that it had achieved FedRAMP authorization, expanding the Company’s ability to provide secure learning to U.S. federal agencies.
In May 2025, the Company announced the renewal of the 2024 NCIB pursuant to which the Company has the ability to repurchase up to 1,481,659 of the Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares as of May 6, 2025 (the “2025 NCIB”). In connection with the 2025 NCIB, the Company also renewed its automatic share purchase plan with its designated broker to facilitate the purchase of Common Shares under the 2025 NCIB at times when Docebo would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods. The 2025 NCIB commenced on May 20, 2025 and will terminate on May 19, 2026 or such earlier time as Docebo completes its purchases pursuant to the bid or provides notice of termination. The Company has temporarily suspended purchases of Common Shares pursuant to the 2025 NCIB in accordance with applicable Canadian securities legislation in connection with the Company’s substantial issuer bid announced on February 3, 2026.
Description of the Business
Mission and Overview
At Docebo, our mission is to redefine the way enterprises, including their internal and external workforce, partners and customers, learn by applying new technologies to the traditional corporate learning management system

(“LMS”) market. We provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train both internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.
Our solutions are sold on a subscription model and our subscriptions are typically structured with an initial fixed term of between one and three years, without the ability for customers to terminate for convenience. We charge our customers based upon a per-learner, per-module basis, varying depending on the size of the organization and complexity. For Fiscal 2025, 94% of our revenue was generated from our recurring subscription-based plans for our learning management platform.
With over 900 employees across eight global offices, Docebo sells its products in approximately 60 countries and empowers nearly 3,500 companies as at the end of Fiscal 2025. Of our US$242.7 million of revenue for Fiscal 2025, approximately 74% originates from customers in North America, with the remainder coming primarily from Europe and a small component coming from the rest of the world. Our customers are diversified across various industries including technology and media (Thomson Reuters Corporation, HP Inc., and Google), consulting and professional services (Booking.com, Bupa, Experian PLC, Randstad NV and lastminute.com) and manufacturing and retail (Deliveroo, Advanced Auto Parts, Dine Brands Global, Bojangles Opco, LLC, L’Oréal S.A., Heineken NV, Enterprise Holdings and Milwaukee Electric Tool Corporation).
Our solutions have won numerous awards and industry recognitions, including placement on Capterra’s 2025 shortlist for learning management systems; being named a 2025 frontrunner for learning management systems on Software Advice; winning SelectHub’s 2025 Best-in-class award for AI-based capabilities; being named a 2025 Top 10 LMS and Top 10 Extended Enterprise LMS by eLearning Industry; being named a Brandon Hall Group 2025 Diamond-level preferred solutions provider; earning 2025 G2 badges including Grid Leader - Enterprise, Grid Leader - Spring, Grid Leader - Summer, Grid Leader- Fall, Top 50 Canadian software companies, Easiest to Use for Small Business, Fall Momentum Leader, and Regional Leader in APAC and EMEA; being named a 2025 Top 10 enterprise LMS by Talented Learning;being named a 2024 AWS Rising Star Technology Partner of the Year; winning Gold at the Canadian Marketing Awards for its thought leadership program, Leaders In Learning; placing as a Strategic Challenger in Fosway Group’s 2024 9-gridTM for Learning Systems, after being in their Core Leader category for six consecutive years from 2018 to 2023; Named powerhouse learning system on the Talented Learning Right-Fit grid 2024; 2024 Top 10 Enterprise LMS Award from Talented Learning; 80+ awards from Brandon Hall Group’s Excellence in Technology and HCM Excellence Awards from 2015 – 2024, including 2024 Seven Gold medals for Best Advance in Generative AI Learning Solutions, Best Advanced in Learning Management Measurement/Business Impact Tools, Best Advance in Learning Management Technology (LMT), Best Advance in Learning Management Technology for Compliance Training; Best Advance in Learning Management Technology in External Training; Best Advance in Social Learning Technology, Best Advance in Business Strategy and Technology Innovation and two Silver awards for Best Avance in Sales Enablement and Performance Tools (SEP), and Best Advance in Business Automation; 2024 Top 20 People’s Choice LMS Software from eLearning Industries plus numerous awards from eLearning Industry including Top Microlearning LMS for Corporate Training, Top Cloud-Based Learning Management Systems For Corporate Training, Top LMS for Mobile Learning, Top LMS Software for Compliance Training, Top LMS for User Experience, Top LMS for Customer Experience, Top LMS for Employee Onboarding, Top LMS for Employee Training, Top LMS Tools for Learning Accessibility, Top Gamification LMS, Top LMS for Learning Analytics Tools, and Best Learning Management System of the Year; Top 20 Learning Management Systems from Training Industry in 2024; 30+ awards across multiple categories from G2 Crowd in 2024 based on customer reviews, including Enterprise Leader Fall 2024; placed on the 2024 Capterra Short-List for Learning Management Systems; named 2024 Front-Runner for Best Employee Training by Software Advice; the Bronze award for 2022 Learning Provider of the Year from the Learning Performance Institute; named as a Fastest Growing Company in 2022 & 2023 by The Financial Times.

Industry Background
The corporate LMS market is a subset of the global corporate e-learning market. According to Research and Markets, the LMS market is projected to reach approximately US$41.3 billion in revenue by the end of 2027, representing a compound annual growth rate of 20.3% between 2022 and 2027.
As companies worldwide continue to face tight labor markets and talent shortages, the need to upskill and reskill employees with learning has become critical to ensure a sustainable and scalable business. As a result of labor shortages and economic conditions impacting hiring and retention, enterprise organizations are increasingly seeing a correlation between providing effective ongoing learning opportunities to employees and improved productivity, higher retention rates and overall employee engagement and work satisfaction. As a result, both global and mid-market enterprises are starting to recognize that e-learning is an integral part of their overall business strategy, driven by changing business needs and technological advancements. We believe the positive impacts to productivity and employee retention within an enterprise following implementation of corporate e-learning solutions have now allowed for these solutions to be considered increasingly core to an enterprise’s operations and productivity, similar to the early stages of adoption for Customer Relationship Management (“CRM”), Business Intelligence (“BI”), Collaboration, Supply Chain Management and other Office Productivity software systems.
Re-Thinking the Traditional LMS
Learning technology has evolved from systems built for administrators, designed to host, deliver, track and manage learning content, to secure, cloud-based systems designed for learners, optimized to increase engagement, time spent learning and course completions. Organizations are now fighting to acquire skills, boost productivity, innovate faster, drive revenue, and grow. Docebo is built to meet these tangible business needs and is a powerful tool for administrators and engaging and intuitive for learners.
Learning technology demand and adoption is growing and organizations are recognizing the value learning has on business growth and success. In order to truly create a culture of learning that drives business outcomes, learning platforms are evolving to include features that improve the learner experience such as adaptive and hyper-personalized learning paths, learning in the flow of work and social and community-based learning. Learning platforms are also optimizing the administrator experience with capabilities such as generative AI co-pilot, AI-powered content creation and translation and powerful automations and integrations making it easier than ever to administer scaled learning programs to any audience. With the focus on business impact, it’s critical that learning platforms have the ability to track content and program performance, measure impact on learners and correlate learning to business outcomes.
Social Learning & Community
Social learning is the practice of people learning from one another, through sharing, observation, imitation and modeling. According to the 702010 Institute, 70% of workplace learning is informal, social learning from on-the-job experience; 20% is from coaching, mentoring and interaction with peers; and only 10% is from formal learning. By promoting natural social interactions and collaborative behaviors, social learning encourages higher learner engagement and productivity.
Social and community-based learning tools have become a top priority among enterprises globally, as they seek to facilitate employee engagement and collaboration. Enterprises support the sharing of internally produced learner-generated knowledge through the use of in-house social sharing tools. When used externally, community tools provide an added space for peer-to-peer learning, helping to empower learners to self-serve.
Knowledge and Skills Management
In today’s rapidly changing business landscape, organizations must continuously manage and develop their knowledge and skills to remain competitive. Modern learning platforms, like Docebo, empower organizations to effectively capture, organize, and share institutional knowledge while aligning learning initiatives with strategic goals.
By providing tools to map skills to roles, identify gaps, and facilitate targeted development plans, Docebo ensures that employees are equipped to meet the demands of their roles and contribute to organizational success. Integrating knowledge sharing with structured skill development supports businesses in fostering innovation, improving productivity, and driving growth. This holistic approach ensures employees not only retain critical knowledge but also acquire the skills needed to adapt to evolving challenges and opportunities.
A Shift to AI-Powered Administrative and Learner Experiences
Docebo believes that AI provides one of the most powerful opportunities for innovation in learning and development. Docebo’s learning platform is powered by AI and includes several AI features throughout the system to enhance the way businesses and enterprises deploy, manage and scale their learning programs.
Docebo develops AI systems internally and relies on third party LLMs. Currently, Docebo leverages AI to help administrators discover new content in our Content Marketplace, manage and map skills across content and learners, and automatically generate learning content and auto-graded assessments through our content creation tools. These components are the foundation for our ongoing work with AI, which looks to incorporate new capabilities through generative AI technologies in keeping with our guiding principles for effective and ethical use of AI.
Our guiding principles include:
●A pedagogy-first approach to product development and the use of AI.
●Continuous assessment of learner outcomes through AI, contributing to a comprehensive perspective on learning and content quality.
●Personalized learning in the flow of work as inevitable outcomes of AI in learning. Docebo is focused on bringing this to our customers through safe, responsible and effective AI.
●Inspectable, Explainable, Overridable. An effective AI for learning solution never removes humans from processes and outcomes. At Docebo, we design with these three core tenets at the heart of AI product development.
●Freeing users to focus on what matters by designing AI learning solutions that offload repetitive, time-consuming work so that learning designers and administrators can focus on strategically valuable tasks unique to their businesses.
Measuring the Impact of Learning
Docebo takes learning effectiveness seriously, recognizing that it goes beyond quantitative metrics like completion rates and test scores. The emphasis is on leveraging both qualitative and quantitative data to understand the true impact of learning initiatives on individuals and organizations. With ready-to-go questionnaires and built-in reporting, Docebo empowers customers to gather valuable insights that enable data-driven decisions to enhance the overall effectiveness of their training programs.
Docebo’s insights and advanced analytics capabilities further amplify this value by allowing organizations to build custom dashboards from scratch, tailored to their unique business needs and learning goals. This flexibility enables users to visualize data in ways that directly align with their strategic objectives, making it easier to identify trends, pinpoint areas for improvement, and communicate the tangible value of learning programs to stakeholders.
Moreover, Docebo addresses the challenge of breaking down organizational silos by providing a centralized hub for data. This ensures seamless integration of learning data into existing BI and data ecosystems, feeding data warehouses and other analytical tools. Through these capabilities, Docebo enables customers to measure, analyze, and improve learning value from a 360-degree perspective. Organizations can assess everything from learning engagement culture and knowledge retention to skills development, enablement, and business impact.
By demonstrating that learning is a strategic investment with measurable outcomes, Docebo empowers organizations to align their learning strategies with business objectives, driving sustainable growth and innovation.
Solutions
The Docebo Learning Platform currently includes the following capabilities: (i) “Learning Management and Delivery”, (ii) “Content Marketplace”, (iii) “Learning Insights”, (iv) “Learning Evaluation”, (v) “Advanced Analytics”, (vi) “Communities”, (vii) “eCommerce”, (viii) “Integrations”, (ix) “Headless Learning”, and (x) “Creator and AI functionalities”.
The Docebo Learning Platform is a cloud-based solution that allows learning administrators to deliver scalable and flexible personalized learning experiences, from formal training to social learning, to multiple internal, external and blended audiences.
Docebo’s Content Marketplace allows learning administrators to access the industry’s best off-the-shelf learning content and provide their learners with high-quality, predeveloped learning content. Learning administrators can partner with a Docebo Content specialist to help curate the right resources from our library of approximately 100,000 courses from more than 250 top publishers, covering 250+ professional skills in 40+ languages.
The Insights module allows organizations to understand the results of their learning programs with data visualizations that are straightforward and actionable. With features like modern interactive dashboards for Super Admins and Power Users, it offers a centralized source for all learning analytics needs. Customers can swiftly build, discover, and share meaningful insights, enabling quick and impactful decision-making on learning performance based on a single, reliable source of truth.
The Learning Evaluation module empowers learning administrators to incorporate the learner’s perspective into their analyses by facilitating the collection of feedback and sentiment analysis. This feedback enables organizations to demonstrate and enhance the effectiveness of their training programs while validating their investment in learning. Admin users gain insight into how learning influences employee experience and performance through a combination of pre-built and custom questionnaires, tailored evaluation processes, and relevant learning benchmarks across industries and geographies.
The Advanced Analytics Pack combines two essential tools for organizations ready to elevate their learning data and analytics. It offers seamless integration of learning data into any data ecosystem and BI tool, allowing organizations to incorporate their learning and development data into a central database. This integration helps customers to understand how learning impacts their business and contributes to their goals. Additionally, it unlocks a powerful data visualization capability within the Docebo platform, equipping Learning and Development teams with the capability to create custom dashboards tailored to their specific needs. With advanced BI-style capability at their fingertips, teams can confidently make data-driven decisions.
The Communities module brings a dynamic social hub into the learning environment, enabling interactive learner communities and cohorts to become a central part of the learning experience. With features like Q&A, forums, private spaces, personalized member profiles, rich moderation tools, and 1:1 live messaging, the Communities module fosters a collaborative and engaging learning atmosphere. Designed to enhance both knowledge sharing and community interaction, especially for external audiences, Communities enriches the overall learning journey by driving collaboration and creating a strong sense of belonging among users.
The eCommerce module allows administrators to monetize their training programs, seamlessly managing and selling content—whether it is courses, subscriptions, or content licensing—all from a single platform. With centralized control over pricing, catalog management, memberships, and discounts, admins can create public landing pages to boost content visibility and customize experiences per customer or audience type. Learners benefit from flexible purchasing options, including training credits, coupons, and discounts, ensuring a smooth, personalized buying experience through secure transactions across multiple payment gateways.
Docebo Integrations allow organizations to connect Docebo with other business systems across their tech stack to improve the learner experience, drive efficiencies and scale learning programs. Connect with single sign-on, webinar tools, HR systems and more with off-the-shelf options, or build and customize your own integrations and workflows for more unique requirements with our built-in iPaaS.
Headless Learning allows businesses to build learning experiences outside of the Docebo native UX in their own products or web environments so people can access learning where and when they need it, without having to switch between tools. Headless Learning provides users with customization capability through API access, configurable HTML elements and javascript injection.
Docebo Creator enables organizations to design, scale, and deploy high‑quality learning content directly within the Docebo Learning Platform. Powered by generative AI, Creator streamlines instructional design workflows by accelerating content development, localization, and personalization, helping customers reduce time‑to‑content and improve the relevance of learning programs for different audiences.
Docebo continues to invest in AI‑driven innovation across its platform to enhance learning outcomes and administrative efficiency. AI Virtual Coaching delivers interactive, simulation‑based learning experiences that reinforces knowledge, build learner confidence, and supports on‑the‑job performance. Harmony Co‑Pilot is a multilingual, in‑platform AI copilot for super-admin users that provides contextual guidance and helps manage administrative tasks directly inside the Docebo platform. Harmony Search is an AI‑powered global search capability that replaces legacy search with conversational question‑and‑answer and enhanced keyword search across platform content, including courses, lessons, and knowledge bases.
Additional modules may be purchased to address specific use cases and requirements, including, but not limited to, Docebo for Salesforce, Docebo Embed (OEM), Docebo Branded Mobile App Publisher, Docebo Extended Enterprise, and Docebo for Microsoft Teams.
Docebo for Salesforce is a native integration that leverages Salesforce’s APIs and technology architecture to deliver a consistent learning experience within Salesforce workflows, regardless of use case. Docebo Embed (OEM) enables original equipment manufacturers (“OEMs”) to embed and resell the Docebo learning platform as part of their own software offerings including human capital management (“HCM”), risk management, and retail/hospitality SaaS products reducing disjointed learner experiences, long development cycles, and reliance on custom partner models.
Docebo Branded Mobile App Publisher allows organizations to create and distribute a fully branded version of Docebo’s mobile learning application under their own name in Apple’s App Store, the Google Play Store, or their internal Apple Enterprise Store. Docebo Extended Enterprise supports customer education, partner enablement, and retention by enabling organizations to train multiple external audiences from a single LMS instance. Docebo for Microsoft Teams is designed to reduce friction to learning, support user adoption, and increase productivity by bringing learning directly into Microsoft Teams, where users in organizations that rely on this collaboration tool already spend a significant portion of their time.
The modules and capabilities of our platform interconnect to deliver a holistic value proposition that has contributed to our success in the market, including the ability to:
●Offer hyper-personalized learning experiences to any audience/use case
●Monetize customer and partner learning programs through integrated e-commerce capabilities
●Enable social learning and unlock user-generated content via Docebo Communities

●Automate many repetitive tasks in learning programs, from user provisioning to learner enrollments and related workflows, including with the assistance of AI
●Provide access anywhere, anytime with a custom-branded mobile app, also enabling offline learning activities
●Reach learners around the world with multilingual and localization support available in over 50 languages
Docebo’s primary target market is comprised of (i) mid-market enterprises (“MMEs”) that use Docebo in individual divisions or as a global learning platform across their entire enterprise and (ii) larger enterprises for both internal and external use cases. The enterprises in our primary target market are broadly defined as having more than 1,000 active users.
In July 2023, Docebo announced a strategic partnership with OpenSesame, a leading provider of on-demand eLearning courses for enterprises. With more than 20,000 courses from the world’s leading publishers, OpenSesame boasts the broadest catalog of courses in the marketplace. The collaboration enables learning and development professionals to purchase OpenSesame eLearning courses directly from within their Docebo LMS.
In August 2023, Docebo announced a strategic partnership with Darwinbox, an end-to-end, mobile-first, and employee-first HCM platform built for enterprises. Darwinbox serves 850+ enterprises and 2.5 million+ employees across 116+ countries. Darwinbox has embedded the Docebo platform within their product and is marketing it as “Darwinbox LMS (Powered by Docebo)”.
In October 2024, Docebo and TEDAI Vienna, Europe’s inaugural TED conference dedicated entirely to artificial intelligence, announced their partnership for the highly anticipated TEDAI Vienna event. Docebo served as the official business learning partner for the conference, playing a pivotal role in shaping how enterprises and organizations leverage AI to transform workplace learning and development.
In November 2024, Docebo announced a strategic alliance with Deloitte, a leading provider of audit, consulting, tax and advisory services to many of the world’s most admired brands. We expect the alliance will guide companies as they evolve from transactional learning systems into agile and indispensable learning organizations, fully integrated with long-term business growth and operating efficiency.
In October 2024, Docebo expanded on their longstanding partnership with AWS by making the Docebo solutions available for purchase through the AWS Marketplace, allowing customers to get additional value in both their partnership with AWS and Docebo.
In April 2025, Docebo announced a portfolio of AI functionalities designed to revolutionize corporate learning, including:
•AI Creator and AI Video Presenter, now available to all customers, enabling collaborative, user-generated learning content.
•AI Virtual Coaching, a scenario-based simulator for real-world skills training.
•An L&D agentic marketplace and co-pilot, Harmony, which Docebo expects will enable AI-driven automation for large-scale learning operations.
•AI Neural Search and UX Transformation, which Docebo expects to modernize discovery and design within the Docebo learning platform.
•The availability of an integrated module for virtual labs and hands-on training.

We believe our flexible platform is well-suited to support enterprises with particularly fragmented and complex use-cases, giving rise to multi-faceted training requirements such as employee certification, re-skilling, upskilling, knowledge retention, fast onboarding for high growth companies, customer training and partner training.
Growth Strategy
Our objective is to continue growing our business as a leading provider of AI‑powered, cloud‑based learning solutions for enterprises that need to train internal and external workforces, partners, and customers and to develop and retain talent at scale. By doing so, we seek to help our customers efficiently and profitably build critical skills, improve performance, and gain competitive advantage. We are focused on expanding our platform capabilities and features, with an AI‑first roadmap, and intend to continue increasing our revenue through a growth strategy that includes the elements described below.
Grow Enterprise Customer Base
We are continuing to invest in our direct sales and go‑to‑market organization to capture growing demand for modern, AI‑enabled corporate learning solutions. Our sales coverage is focused on mid‑market enterprises and large global organizations that deploy Docebo across multiple divisions or as a single, global learning platform for internal and external audiences.

We intend to deepen penetration in our core geographic markets, expand into new verticals where compliance, skills, and customer education are strategic priorities, and leverage partnerships and marketplaces such as our collaboration with Amazon Web Services (AWS) and availability on AWS Marketplace to access large enterprise and public sector opportunities more efficiently. We have also aligned sales compensation and coverage models to emphasize larger, multi‑product opportunities within this target segment.
Land-and-Expand (Expansion Within Existing Customer Accounts)
We employ a “land‑and‑expand” strategy to drive growth within existing customer accounts. Many customers initially adopt Docebo for a specific audience or program such as internal employee onboarding, sales enablement, customer training, or partner certification and then extend usage over time to additional use cases, regions, or business units.
Our platform and commercial model are designed to support expansion through seat growth, as customers roll out learning programs to broader segments of their workforce and extended enterprise; multi‑product adoption, including modules for content creation, AI Virtual Coaching, content marketplace, learning analytics, e‑commerce, communities, and extended enterprise use cases; deeper integration and workflow coverage, using Docebo Connect, headless learning, and collaboration integrations (e.g., Microsoft Teams, Salesforce) to embed learning more deeply in customer workflows.
We intend to continue investing in customer success, solution consulting, and data‑driven adoption programs to systematically identify expansion opportunities and support durable net revenue retention.
Artificial Intelligence
The deployment of AI into our platform is critical to our ability to scale and differentiate our business over time. By expanding the use-cases of our key algorithms, we believe we can efficiently develop a platform and tools that can evolve to increasingly automate time-consuming administrative functions. One example would be automated course building using available public and private content, significantly reducing the cost and time associated with creating learning content. The Docebo platform currently uses AI in a variety of features, including virtual coach (which provides learners with a unique learning experience), AI-powered deep search (which enhances learning content discoverability), auto-tagging (which makes content easier to find), skill-tagging (which identifies relevant skills from the skills catalog) and personalized suggestions on training materials. Our strategy is to embed AI as a core capability across the learning lifecycle, rather than as a set of standalone features. Key focus areas include:
●Content creation and adaptation. AI Creator, now included for all platform customers, enables rapid generation and adaptation of structured courses, assessments, and learning paths, reducing the time and cost of producing high‑quality content.
●Agentic automation and copilots. Harmony, a vertical, L&D‑specific AI copilot, is being further developed to automate repetitive instructional design and learning administration tasks, such as course setup, catalog curation, notification management, and user management, while also supporting learners with contextual guidance and coaching.
●Search and knowledge activation. Harmony Search (formerly AI Neural Search) provides conversational, AI‑powered discovery across courses, lessons, and other learning content, with investments in SCORM/xAPI parsing, federated search into external systems, and analytics, with the goal of turning unstructured knowledge into structured learning experiences.
●Immersive, AI‑driven practice. AI Virtual Coaching delivers simulation‑based training with AI‑generated feedback, designed to help learners practice real‑world scenarios at scale and to provide measurable insight into skill development and performance impact.
By expanding these AI capabilities, we aim to increase the value of our platform, improve learner engagement, reduce administrative burden, and support premium usage‑based and add‑on monetization opportunities over time.
Build New Products
We intend to continue broadening our product portfolio and ecosystem to address more of the learning value chain and to create additional vectors for growth. Recent and planned investments include:
●Content and hands‑on learning. Enhancements to Docebo Creator, content marketplaces, and integrated virtual labs are designed to position the platform as both a content and context engine for skills enablement, not just a course catalog.

●Learning intelligence and skills. We are investing in learning analytics and skills capabilities intended to better connect learning activity with performance outcomes and to support customers in identifying, developing, and deploying skills at scale.

●Integrations, headless learning, and partner ecosystem. We are expanding integrations (including via Docebo Connect and strategic cloud partnerships) and headless learning capabilities so that customers can embed learning into a broader range of systems and workflows, and so partners can more easily build on and extend our platform.

Opportunistic Acquisitions
While inorganic growth has not been part of our historical strategy, we selectively consider strategic acquisitions, investments and other relationships that we believe are consistent with our strategy and can significantly enhance the attractiveness of our technology platform or expand our end-markets. This may include acquisitions of teams and capabilities that will not immediately add to revenue but serve to benefit the long-term growth of the Company.
Since the beginning of 2022, the Company has completed the Skillslive Acquisition, PeerBoard Acquisition and Edugo Acquisition. See “General Development of the Business”.
OEMs & Strategic Alliances
We continue to seek and develop relationships with third-party enterprises that offer differentiated and value-added channels to reach new customer accounts and existing customers. These may include independent referral or bidding relationships, co-selling arrangements, integrated service relationships, reciprocal sub-contracting, one-off projects or certain “white labelling” applications.
Geographic Expansion
For the fiscal year ended December 31, 2025, approximately 74% of our revenue came from customers based in North America. We see a significant opportunity to expand our reach into other regions, with a focus on Europe primarily, as well as the Asia-Pacific region, particularly in Australia and New Zealand. We have registered learners in approximately 70 countries globally as of December 31, 2025 and continue to expand our sales teams in both Europe and the Asia-Pacific region to further address these large markets.
Competitive Conditions
The learning and professional skill development market is rapidly evolving, fragmented and highly competitive. We expect to face continued competition in the future as competitors bundle new and more comprehensive offerings with their existing products and services, and as new products and product enhancements are introduced into the e-learning market. The Company faces direct and/or indirect competition from a variety of players, including:
●legacy corporate e-learning service providers such as Cornerstone On Demand and SAP SuccessFactors;
●corporate e-learning service providers such as SAP Litmos, Absorb LMS, MindTickle, Lessonly and Skilljar which offer solutions at comparable prices to our products;
●lower priced solutions such as 360Learning, Thrive, TalentLMS, Totara and LearnUpon;
●individual-focused e-learning services such as LinkedIn Learning, Udemy, Udacity and Pluralsight;
●Specialist providers focused on specific use cases such as Skilljar and Thought Industries (Customer Education), Seismic, Axonify and Schoox (Sales Enablement);
●local consulting firms that customize open source solutions such as Moodle; and
●free solutions such as YouTube and Google.
●increasing competitive pressure from large-scale generative AI providers, such as OpenAI.
The competitive factors in Docebo’s principal market include flexibility and scalability across multiple use cases, platform features and functionality, reliability and uptime, scalability, learner experience, brand, service and support for learners and administrators, collaboration and engagement, software integration and third-party publisher partnerships, accessibility across several devices, operating systems and applications, powerful insights and data analytics, continued innovation and application of AI capabilities.
Docebo believes that it competes favourably across these factors and is not inhibited by legacy constraints given the relative nascency of the platform. However, many of Docebo’s competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, access to larger customer bases, larger sales and marketing budgets and significantly greater resources. Moreover, because the Company’s principal market is changing rapidly, it is possible that additional new entrants, especially those with significant resources, more efficient operating models, more rapid technology development cycles and lower marketing costs, could introduce new products and services that disrupt the Company’s principal market and better address the needs of its customers and potential customers. For more information, see “Risk Factors – Risks Related to our Business and our Industry”.

Intellectual Property
Our intellectual property rights are important to our business. The Company has been issued trademark registrations in Canada, the United States, the European Union, and India covering the trademark “DOCEBO”. Docebo protects its intellectual property rights through a combination of trademarks and trade secret laws as well as contractual provisions.
The Company uses non-disclosure agreements with business partners, prospective customers, and other relationships where disclosure of proprietary information may be necessary. We also use such agreements with our employees and consultants which assign to us all intellectual property developed in the course of their employment or engagement. We also secure from such individuals obligations to execute such documentation as is reasonably required by the Company to evidence our ownership of such intellectual property.
We are subject to risks related to our intellectual property. For more information, see “Risk Factors – Risks Related to our Business and our Industry”.
Employees
As at December 31, 2025, the Company and its subsidiaries employed 966 employees, 250 of which are in Canada, 400 of which are in Italy, 201 of which are in the United States and 115 of which are located elsewhere.
Except for a limited group of employees located in Italy, none of our employees are represented by a labor organization or are party to a collective bargaining arrangement.
With offices in Toronto (Ontario), Biassono (Italy), Athens and Atlanta (Georgia), London (U.K.), Paris (France), Munich (Germany), Dubai (UAE) and Melbourne (Australia), we are truly a global organization with access to a large pool of talent, as these cities are home to excellent technical and business schools and universities. We recruit our employees in a variety of ways and look for talent that fits within the Company’s culture and is focused on growing with the Company over the long-term. We are also deeply committed to providing an inclusive environment valued on diversity and equality. As noted in the ESG Report, the Company currently has four resource groups to cultivate Diversity, Equity, and Inclusion throughout our employee team – Docebo Women’s Alliance, Docebo Pride, Docebo Green Ambassadors, and BIDOC – Black, Indigenous, Docebians of Color. We build industry-leading teams and highly encourage the development of women and other minorities in technology to bring our vision for e-learning to life. Docebo values curious minds, diverse backgrounds, fresh ideas, and those with a commitment to lifelong learning and continuous improvement.
We strive to combine the innovation and agility of a start-up with a history of deep sector expertise and operational proficiency. As a founder-led organization, we pride ourselves on helping pioneer the corporate LMS space, driven by the relentless pursuit of technological innovation and a highly engaged workforce.
Indebtedness
On February 10, 2026, the Company entered into an amended and restated credit agreement (the “Credit Agreement”) with National Bank of Canada (“NBC”), as administrative agent, and the other lenders party thereto from time to time (the “Lenders”), which amends and restates that certain credit agreement dated May 8, 2025 (the “Original Credit Agreement”), between the Company, as borrower, and NBC, as lender. Notable changes from the Original Credit Agreement in the Credit Agreement include (a) an increase of $50,000,000 in the secured revolving credit facility such that the maximum amount available for the Company to borrow is $100,000,000 (the “Facility”) and (b) adding provisions relating to the syndication of the Facility that occurred concurrently with the closing of the Credit Agreement. The Facility includes an accordion feature that allows for the expansion of the Facility by up to an aggregate maximum principal amount of $50,000,000. The accordion feature is available upon request by Docebo and is subject to acceptance by the Lenders or commitments by new financial institutions or commercial lenders in the case where the Lenders decline to increase their commitment in connection with the accordion request. The

Facility, which is secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations.
Risk Factors
The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also impair the operations of the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Company to pay dividends on the Common Shares, could be materially adversely affected.
Risks Related to our Business and our Industry
Market adoption of cloud-based learning solutions may not grow as we expect, which may harm our business and results of operations and even if market demand for such solutions increases, the demand for our platform may not increase.
We believe our future success will depend in part on the growth, if any, in the demand for cloud-based learning management solutions, particularly enterprise-grade solutions. The widespread adoption of our platform depends not only on strong demand for new forms of learning management, but also for solutions delivered via a SaaS business model in particular. The market for cloud-based learning solutions is less mature than the market for in-person learning solutions, which many businesses currently use, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt a cloud-based technology learning solution, it may take them a long time to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. A portion of our customer base is comprised of Small and Medium Sized Businesses (“SMBs”). We may experience customer turnover in respect of such SMBs, which are more susceptible than larger businesses to changes in general economic conditions and other risks affecting their businesses, such as uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, and increases of interest rates. Many of these SMBs may be in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demand for cloud-based technology learning solutions generally increases, we can make no assurance that adoption of our platform will also increase. If the market for cloud-based technology learning solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations. We further believe that a significant portion of our market capitalization is based on our revenue growth rate. If we are unable to continue growing our revenues, or if new revenues are offset by the rate at which existing customers cancel, do not renew or downgrade their recurring subscriptions (known in the industry as “churn”), our market capitalization may be negatively impacted, which could limit our access to capital, deter potential new investors, and harm our overall business and operations.
If for any reason we are not able to develop enhanced and new platform features, keep pace with technological developments, respond to disruptive technologies or respond to the needs of our customers, our business and results of operations would be adversely affected.
We pride ourselves on the quality and functionality of our platform. However, we cannot make any assurance that any future features or enhancements that we develop will be successful. Our future success will depend on our ability to adapt and innovate. To attract new customers and increase revenue from existing customers, we will need to continually enhance and improve our platform and introduce new features. The success of any enhancement or new feature depends on several factors, including our understanding of market demand, timely execution, successful introduction, and market acceptance. If we are unable to successfully develop or acquire new features or enhance our existing platform to meet customer needs, our business and operating results could be adversely affected. Additionally, we may not sufficiently increase our revenue to offset the upfront technology, sales and marketing, and other expenses we incur in connection with the development of platform features and enhancements. In addition, because our products are designed to operate on a variety of network, hardware and software platforms using Internet tools and protocols, we will need to continuously modify and enhance our products to keep pace with changes in internet-related hardware, software, communication, browser, and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our platform may become less marketable and less competitive or obsolete and our operating results may be negatively impacted. Finally, our ability to grow is subject to the risk of disruptive technologies, including, but not limited to, generative AI, which has created the need to adapt rapidly to the shifting landscape and to generate insights from these technologies to increase the value that our platform brings to our customers. If new technologies emerge, including those that use AI, that deliver LMS products and services at lower prices, more efficiently or more conveniently, such technologies could adversely impact our ability to compete and adversely affect our financial condition and results of operations.
Natural disasters, public health crises, political crises, or other catastrophic or adverse events, including adverse and uncertain macroeconomic conditions may adversely affect our business, operating results or financial position.
Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, have and could in the future disrupt our operations or the operations of one or more of our third-party providers and vendors.
Additionally, our business and results of operations have been, and may continue to be, impacted by recent adverse and uncertain macroeconomic conditions, including higher inflation, higher interest rates, and fluctuations or volatility in capital markets or foreign currency exchange rates, the collapse of financial institutions and related uncertainty regarding geopolitical events such as the ongoing conflict between Russia and Ukraine as well as Israel and the surrounding area. In particular, we have experienced in certain instances, and may continue to experience, longer sales cycles or generally increased scrutiny on spending from existing and potential customers due to macroeconomic uncertainty including the uncertainty resulting from tariffs imposed or threatened to be imposed by the United States or other governments (including the Canadian government). We cannot be certain how long these uncertain macroeconomic conditions and the resulting effects on our industry, our business strategy, and customers will persist.
The market in which we participate is competitive, and if we do not compete effectively, our results of operations could be harmed.
The market for professional skill development is highly competitive, rapidly evolving, and fragmented, and we expect competition to continue to increase in the future. A significant number of companies have developed, or are developing, products and services that currently, or in the future may, compete with our offerings and be superior. This competition could result in decreased revenue, increased pricing pressure, increased sales and marketing expenses, and loss of market share, any of which could adversely affect our business, results of operations, and financial condition.
We face competition from traditional enterprise SaaS solutions, consumer-centric SaaS solutions, and free solutions. We compete directly or indirectly with:
●legacy corporate e-learning service providers such as Cornerstone On Demand, and SAP SuccessFactors;
●corporate e-learning service providers such as SAP Litmos, Absorb LMS, MindTickle, Lessonly and Skilljar and Sana which offer solutions at comparable prices to our products;

●lower priced solutions such as 360Learning, Thrive, TalentLMS, Totara and LearnUpon;
●individual-focused e-learning services such as LinkedIn Learning, Udemy, Udacity and Pluralsight;
●specialist providers focused on specific use cases such as Skilljar and Thought Industries (Customer Education), Seismic, Axonify and Schoox (Sales Enablement)
●local consulting firms that customize open source solutions such as Moodle; and
●free solutions such as YouTube and Google.
Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established customer relationships, access to larger customer bases, and significantly greater resources for the development of their solutions. In addition, we face potential competition from participants in adjacent markets including human capital management solution providers that may enter our markets by leveraging related technologies and partnering with or acquiring other companies or providing alternative approaches to provide similar results. We may also face competition from companies entering our market, including large technology companies that could expand their offerings or acquire one of our competitors. While these companies may not currently focus on our market, they may have significantly greater financial resources and longer operating histories than we do. As a result, our competitors and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, or customer requirements. Further, some potential customers, particularly large enterprises, may elect to develop their own internal solutions that address their learning management needs.
As mentioned above, our ability to compete is also subject to the risk of disruptive and rapidly advancing technologies, including, but not limited to, the recent transformation brought on by the development and use of generative AI and the capabilities it offers to our competitors and our customers. If emerging technologies offer learning solutions at lower prices, are more advanced, are more efficient, are more convenient, or adopt AI faster and more effectively than we do, our competitiveness and financial performance could suffer. The rapid growth of generative AI increases the risk that competitors deliver comparable services to our customers, potentially reducing the perceived value of our platform, especially as AI tools become widely available at little or no cost. We must also closely monitor broader trends in how customers and competitors adopt and apply AI. Customers may increasingly expect embedded, real-time AI capabilities such as automated content creation, personalization, analytics, and workflow integration as standard features rather than premium enhancements. At the same time, competitors may leverage AI to accelerate product development, reduce costs, improve user experience, or introduce new business models. As AI capabilities become more accessible and commoditized, customer expectations around speed, performance, transparency, and pricing may continue to evolve. If we do not anticipate and respond effectively to these shifts in usage patterns and market expectations, competitive pressures could intensify and adversely affect our market position.
Some of our principal competitors offer their solutions at a lower price or for free, which may result in pricing pressures on us. Many of our competitors that offer free solutions are also integrating features found previously only with paid solutions, which puts additional pressure on our pricing and feature development. If we are unable to maintain our pricing levels and competitive differentiation in the market, our results of operations would be negatively impacted.
If we fail to retain key employees or to recruit qualified technical and sales personnel, our business could be harmed.
We believe that our success depends on the continued employment of our senior management and other key employees. In addition, because our future success is dependent on our ability to continue to enhance and introduce new platform features, we are heavily dependent on our ability to attract and retain qualified personnel with the requisite education, background, and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing, and operational personnel capable of supporting a larger and more diverse customer base. We and our competitors continue to face significant turnover in our employee base. Qualified individuals, including, but not limited to, those skilled in AI, are in high demand in our industry, and we may incur significant costs to attract and retain them. The loss of the services of a significant number of our technology or sales personnel could be disruptive to our business development efforts or customer relationships. In addition, if any of our key employees join a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and business strategy, which may cause us to lose customers or increase operating expenses and may divert our attention as we seek to recruit replacements for the departed employees. Further, changes we make to our current and future work environments may not meet the needs or expectations of our employees or may be perceived as less favourable compared to other companies’ policies, which could negatively impact our ability to hire and retain qualified personnel. Our future work strategy and continued efforts related to employee onboarding, training and development and retention may not be successful. Further, our future work strategy is continuing to evolve and may not meet the needs of our existing and potential future employees and they may prefer work models offered by other companies.
If our customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, terminate their existing contracts with us, or downgrade or scale back the scope of services under their existing contracts with us our ability to grow our business and improve our results of operations may be adversely affected.
Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our customers initially use our platform in specific groups or departments within their organization. In addition, our customers may initially use our platform for a specific use case. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their subscriptions when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their subscriptions, and our customers may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, with the same or a greater number of learners, or at all. In the past, some of our customers, including certain key customers, have elected not to renew or terminate their agreements with us or downgrade the scope of their services under their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We offer our customers the flexibility to choose annual or multi-year contract terms. Although our contracts often contain cancellation penalties, the difficulty and costs associated with switching to a competitor may not be significant for certain customers. New customers joining our platform may also decide not to continue or renew their subscription for reasons outside of our control. We have experienced significant growth in the number of learners of our platform, but we do not know whether we will continue to achieve similar learner growth in the future, or whether learner growth could be offset by increased churn. Our ability to retain our customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers’ spending levels, insufficient learner adoption of our platform, and new feature releases. If our customers do not purchase additional subscriptions, do not renew, or terminate their existing subscriptions, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.
If we are unable to increase sales of subscriptions to our platform to customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations would suffer.
Our growth strategy is largely dependent upon increasing sales of subscriptions to our platform to our customers. As we seek to increase our sales to our customers, we face upfront sales costs and longer sales cycles, higher customer acquisition costs, more complex customer requirements and volume discount requirements.
We may enter into customized contractual arrangements with our customers in which we offer more favorable pricing terms in exchange for larger total contract values that accompany large deployments. As we drive a greater portion of our revenue through our deployments with customers, we expect that our revenue will continue to grow significantly but the price we charge customers per learner may decline. This may result in reduced margins in the future if our cost of revenue increases. For example, customers may request that we integrate our platform with their existing technologies, and these customization efforts could create additional costs and delays in utilization. In addition, customers often begin to use our platform on a limited basis, but nevertheless require education and interactions with our sales team, which increases our upfront investment in the sales effort with no guarantee that these customers will use our platform widely enough across their organization to justify our upfront investment. As we continue to expand our sales efforts to customers, we will need to continue to increase the investments we make in sales and marketing, and there is no guarantee that our investments will succeed and contribute to additional customer acquisition and revenue growth. If we are unable to increase sales to customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations will suffer.
Failure to effectively expand our sales and marketing capabilities or to select appropriate marketing channels could harm our ability to increase our customer base and achieve broader market acceptance of our platform.
Our ability to broaden our customer base and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns, such as search engine and email marketing, online banner and video advertising, learner events, and webinars. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we fail to select appropriate marketing channels and our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our administrative, operational, and financial resources. In addition, we operate globally, and have employees in Canada, the United States, Europe, the United Kingdom, Australia, and other regions. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. Additionally, we continue to increase the breadth and scope of our platform and our operations. To support this growth, and to manage any future growth effectively, we must continue to improve our IT and financial infrastructures, our operating and administrative systems, and our ability to manage headcount, capital, and internal processes in an efficient manner. As we continue to grow, so does the size of our customers. The increased resources required to service these relatively large customers may cause us to divert resources away from our existing customers, which may have an adverse impact on our ability to maintain existing customers and our results of operations. Our organizational structure is also becoming more complex as we grow our operational, financial, and management infrastructure and we must continue to improve our internal controls as well as our reporting systems and procedures. We intend to continue to invest to expand our business, including investing in technology and sales and marketing operations, hiring additional personnel, improving our internal controls, reporting systems and procedures, and upgrading our infrastructure. These investments will require significant capital expenditures and the allocation of management resources, and any investments we make will occur in advance of experiencing the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our results of operations may be adversely affected.

Our recent rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have grown rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer history of high sales or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, our growth rates may slow, and our business would suffer.
Our growth could be adversely affected if we fail to execute our “land and expand” strategy.
Our revenue and growth are dependent, in part, on our ability to retain customers and sell them additional products and services. While not a focus for us historically, we have invested considerably over the last three years in upselling efforts. Our ability to execute this aspect of our growth strategy will depend on a variety of factors, including:
●customer willingness to accept any price increases;
●the quality and perceived value of our product and service offerings by existing customers;
●effective sales and marketing efforts with respect to existing customers;
●our speed to market and avoidance of difficulties or delays in development of new products and services;
●the successful implementation of products and services; and
●the regulatory needs and requirements facing us and our existing customers.
Our inability to retain existing customers, sell those customers additional products and services, or successfully develop and implement new and enhanced products and services and, accordingly, increase our revenues, could adversely affect our future results of operations.
If we cannot maintain our Company’s culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.
We believe that a critical component to our success has been our Company’s culture. Our Company is aligned behind our culture and key values and we have invested substantial time and resources in building our team within this culture. Additionally, as we grow we may find it difficult to maintain these important aspects of our Company’s culture. If we fail to preserve our culture, our ability to retain and recruit personnel, our ability to effectively focus on and pursue our corporate objectives, and our business could be harmed.
Our quarterly and annual results of operations may vary significantly and may be difficult to predict. If we fail to meet the expectations of investors or securities analysts, our stock price and the value of your investment could decline.
Our quarterly and annual billings, revenue and results of operations have fluctuated significantly in the past and may vary significantly in the future due to a variety of factors, many of which are outside of our control. Our financial results in any one quarter should not be relied upon as indicative of future performance. We may not be able to accurately predict our future billings, revenue or results of operations. Factors that may cause fluctuations in our quarterly results of operations include, but are not limited to, those listed below:

●fluctuations in the demand for our platform, and the timing of sales, particularly larger subscriptions;
●our ability to attract new customers or retain existing customers;
●changes in customer renewal rates and our ability to increase sales to our existing customers;
●the seasonal buying patterns of our customers;
●the budgeting cycles and internal purchasing priorities of our customers;
●the payment terms and subscription term length associated with our platform sales and their effect on our billings and free cash flow;
●our ability to anticipate or respond to changes in the competitive landscape, including consolidation among competitors;
●the timing of expenses and recognition of revenue;
●the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;
●the timing and success of new product feature and service introductions by us or our competitors;
●network outages or actual or perceived security breaches;
●changes in laws and regulations that impact our business; and our ability to operate the Company’s business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments.
If our billings, revenue or results of operations fall below the expectations of investors or securities analysts in a particular quarter, or below any guidance that we may provide, the price of our Common Shares could decline.
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.
Unauthorized access to, or other security breaches of (including malware attacks), our platform or the other systems or networks used in our business, including those of our vendors, contractors, or those with which we have strategic relationships, could result in the loss, compromise or corruption of data, loss of business, reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have insurance coverage, but this coverage may be insufficient to compensate us for all liabilities that we may incur. Further, an actual or perceived security breach affecting one of our competitors or any other company that provides hosting services or delivers applications under a SaaS model, even if no confidential information of our customers is compromised, may adversely affect the market perception of our security measures and we could lose potential sales and existing customers.
Our platform and the other systems or networks used in our business are also at risk for breaches as a result of third-party action, or employee, vendor, or contractor error or malfeasance. We have incurred and expect to continue to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. However, since the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on our platform, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately on our business.
The Company’s management, Audit Committee, and Board are together responsible for the review and oversight of the Company’s privacy, information technology and cyber security risk exposures. To assist in identifying the principal risks faced by the Company, the Audit Committee and the Board receive regular presentations from management assessing the Company’s enterprise risk management framework, including information security risks.
The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Docebo’s reputation and results of operations.
Docebo’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as damage to equipment, natural disasters, terrorism, fire, loss of power, vandalism and theft. Docebo’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Docebo’s reputation and results of operations. In August 2025, Docebo became aware of a security incident involving a third-party engagement tool integrated with its CRM, which resulted in the exposure of limited business contact information. The incident did not involve sensitive personal data or customer credentials, and Docebo did not experience any material operational or financial impact as a result. Notwithstanding that the foregoing incident did not result in any material operational or financial impact to the business, there can be no assurance that Docebo will not experience additional cyber-attacks or security breaches, or that such incidences will not materially adversely impact the business, in the future.  Docebo’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, Docebo may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Privacy, data protection, and information security concerns, and data collection and transfer restrictions and related domestic or foreign regulations, may limit the use and adoption of our platform and adversely affect our business.
Use of our platform involves the storage, transmission, and processing of data from our customers and their employees or other personnel, including certain personal or individually identifying information. Personal privacy, information security, and data protection are significant issues in North America, Europe, and many other jurisdictions where we offer our platform. The regulatory framework governing the collection, processing, storage, and use of business information, particularly information that includes personal data (or otherwise personal information), is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws, regulations and/or contractual obligations may adversely affect our business.
The Canadian federal and various provincial and territorial and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals including the Personal Information Protection and Electronic Documents Act (Canada), and federal and provincial and territorial consumer protection laws are being applied to enforce regulations related to the online collection, use, and dissemination of data. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers.

Further, many foreign countries, including the United States, Australia, and European Union, or EU, where we conduct business, have laws and regulations concerning the collection and use of personal data obtained from their residents or by businesses operating within their jurisdictions. These laws and regulations can be more restrictive than those in Canada. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses and associated navigation data. The policies and frameworks we use to comply with these laws may be subject to legal challenge by data protection authorities, and we may experience reluctance or refusal by customers to use our platform due to potential risk exposure created by transferring personal data from Europe.
The European General Data Protection Regulations 2016/679 (“GDPR”) took effect on May 25, 2018. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data through the provision of goods or services to individuals in the EU or monitor their behavior. The GDPR enhances data protection obligations of businesses and provides direct legal obligations for service providers processing personal data on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data processing activities. Noncompliance with the GDPR can trigger fines of up to €20 million or 4% of global annual revenues, whichever is higher. Separate EU laws and regulations (and member states’ implementations thereof) govern the protection of consumers and of electronic communications.
We expect that new laws, regulations, and industry standards concerning privacy, data protection, and information security may emerge in the United States, the EU, and other jurisdictions. These and other requirements could reduce demand for our platform, increase our costs, impair our ability to grow our business, restrict our ability to store and process data or, in some cases, impact our ability to offer our platform in some locations and may subject us to additional liabilities. Further, in view of new or modified federal, state, or foreign laws and regulations, industry standards, contractual obligations, and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new features could be limited.
The costs of compliance with and other burdens imposed by laws, regulations, and standards may limit the use and adoption of and reduce overall demand for our platform, or lead to significant fines, penalties, or liabilities for any noncompliance. Privacy, information security, and data protection concerns, actual and perceived, may inhibit market adoption of our platform, particularly in certain industries and foreign countries.
Negative publicity and sharing of information through social media could result in damage to the Company’s reputation and its business may suffer as a result.
There has been a marked increase in the use of social media platforms and similar channels, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and the accuracy of such information is not independently verified. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. The Company’s reputation is important for attracting new customers as well as selling additional services to existing customers. While the Company believes that it has a good reputation and that it provides its clients with a superior experience, there can be no assurance that the Company will continue to maintain a good relationship with its customers or avoid negative publicity. Negative posts or comments about the Company or its business on the internet or any social networking website or platform could damage the Company’s reputation. In addition, despite our efforts to educate and inform our employees regarding confidential information, they or others may disclose non-public material information relating to the Company’s business through these channels.

Regulatory requirements placed on our software and services could impose increased costs on us, delay or prevent our introduction of new products and services and impair the function or value of our existing products and services.
Our products and services are currently subject to various regulatory requirements, including laws, regulations and policies that govern the amount and type of taxes we are required to collect and remit, including with respect to internet transactions with customers in jurisdictions in which we do not have a physical presence. New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances applicable to solutions provided over the internet could be enacted at any time by any local, regional, or national governmental authority, possibly with retroactive effect. Recent jurisprudence of the U.S. Supreme Court requires that online retailers collect sales and use taxes imposed by various U.S. states, even if the retailer has no physical presence in that state. We may also be subject to anti-spam laws, regulations, and policies. In Canada, the regulatory authority responsible for enforcement of Canada’s Anti-Spam Legislation (“CASL”) has issued a bulletin that signals broad potential liability for electronic intermediaries (such as hosting providers and SaaS providers) for failing to take sufficient steps to stop third parties from using intermediary services and facilities to violate CASL, including prohibitions on sending electronic marketing messages or installing computer programs without consent.
Our business may become subject to increasing regulatory requirements, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might render our products and services obsolete or might block us from developing new products and services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate and could even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become more costly. Accordingly, such regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.
For example, the EU’s Regulation (EU) 2023/2854 (also known as the EU Data Act), which entered into force on September 12, 2025, imposes certain data and cloud service compatibility requirements to enable customer-initiated switching between service providers and a phased prohibition on charges for switching, with a complete prohibition becoming effective January 12, 2027. Additionally, in the EU, the Network and Information Security Directive regulates resilience and incident response capabilities of entities operating in a number of sectors, including the digital infrastructure sector (such as SaaS providers). Depending on how these frameworks are implemented and interpreted, we may have to adjust our business practices, service operations, and contractual arrangements to comply with such obligations, and we could incur incremental compliance costs or be subject to supervisory actions or penalties for non-compliance.

Additionally, as with many innovations, machine learning and AI present additional risks and challenges that could affect their adoption and therefore our business. For example, the development of machine learning and AI present emerging governance and transparency issues, including with respect to ethics and human rights, and if we enable or offer solutions on this front that are controversial, due to their impact, or perceived impact, we may experience brand or reputational harm, competitive harm, or legal liability. New regulations or standards have been or may be adopted in the space of AI such as the Draft Bill C-27 (Canada), which includes the Artificial Intelligence and Data Act in Canada (June 2022), the Colorado Senate Bill 24-205, which will go into effect on February 1, 2026, the EU AI Act Regulation 2024/1689, and the EU AI Act, which came into force on August 1, 2024 and includes a transitional period to be compliant with the law up to 24 months after its official publication. In the U.S., the National Institute for Standards and Technology released, on January 26, 2023, the non-binding AI Risk Management Framework in the design, development, use and evaluation of AI products, services, and systems. In addition, the Federal Trade Commission issued several publications to set forth ground rules for AI development and can use its existing authority under various existing consumer protection laws to expand AI enforcement. The growing focus on AI regulations and guidelines may increase the burden and cost of research and development in this area, including by causing us to incur significant costs in order to adapt certain components of our platform to the requirements for the use of AI systems, subjecting us to brand or reputational harm, competitive harm, legal liability, or regulatory penalties. It may also restrict our or our customers’ ability to fully utilize AI and machine learning technologies as a result of legal and regulatory restrictions on data governance, including data collection and processing. Also, our positions on social and ethical issues may impact our ability to attract or retain employees, customers, other users and overall affect our public perception. In particular, our brand and reputation are associated with our public commitments to sustainability, equality, inclusivity, accessibility, and ethical use, and any perceived changes in our dedication to these commitments could impact our relationships with potential and current customers and other users. We cannot determine the impact these emerging and future laws, regulations, and standards may have on our business. Such laws, regulations and standards are often subject to differing interpretations and may be inconsistent among jurisdictions, leading to uncertainty about how government or regulatory authorities will assess our AI practices.
Our sales to government entities are subject to a number of challenges and risks, which could negatively impact our business.
We sell to U.S. and Canadian government customers. Sales to such entities, whether direct or indirect, are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Contracting with certain federal government entities (or higher-tier contractors to such entities) requires additional compliance from us and our offerings, including with contractual requirements, regulations, and executive orders; compliance with such requirements may require us to change certain of our operations and involve significant effort and expense, which could harm our margins, business, financial condition, and results of operations. If we fail to achieve compliance with these standards and requirements, we may be disqualified from selling our offerings to such governmental entities, or be at a competitive disadvantage, which would harm our business, operating results, and financial condition. Government contracting requirements may also change and in doing so restrict our ability to sell into the government sector until we have complied with such requirements. Further, achieving and maintaining certain government certifications, such as U.S. Federal Risk and Authorization Management Program (“FedRAMP”) authorization for our product offerings, may require significant upfront cost, time, and resources. FedRAMP is a U.S. government-wide program providing a standardized approach to security assessment, authorization and continuous monitoring for cloud products and services. As of May 22, 2025, our LearnGov platform achieved FedRAMP Moderate Authorization and listing on the FedRAMP Marketplace, which authorizes its use across U.S. federal agencies. Although we have achieved FedRAMP authorization there can be no assurance that we will enter into contracts or secure commitment with a U.S. government agency sponsor or other agencies. If we are unable to do so or we fail to adhere to the rigorous security and privacy controls required to maintain FedRAMP authorization, we will not be able to sell our products, directly or indirectly, to certain federal government and other public sector customers as well as private sector customers that require such certification for their intended use cases, and we may lose our FedRAMP authorization and position on the FedRAMP Marketplace which could harm our margins, growth, business, financial condition, and results of operations. This may also harm our competitive position against larger enterprises whose competitive offerings are FedRAMP authorized. Government demand and payment for our offerings have been and may in the future be negatively impacted by public sector budgetary cycles and funding authorizations, such as federal government shutdowns, in the United States or elsewhere, including the duration thereof, with funding reductions or delays adversely affecting public sector demand for our offering.
Further, governmental entities or their contractors may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers. Such entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons, some of which may be outside our control. Any termination for default/cause may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition, and results of operations. Governments and whistleblowers routinely investigate and audit government contractors’ administrative processes and compliance with applicable legal requirements. An unfavorable investigation or audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, suspension or debarment from government contracting, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, including under the False Claims Act, which could adversely affect our results of operations and reputation.

Additionally, we generally contract with government customers through the indirect sales channel (i.e., resellers and distributors). Accordingly, a large majority of our revenue from public sector customers comes from a small number of distribution and resale partners. This concentration presents a risk of lost revenue in the case of a partner’s bankruptcy, a dispute, nonpayment, or other business disruptions, as well as a risk of loss of access to certain public sector customers if a partner shuts down for any reason, or is suspended or debarred from government contracting in the event of their noncompliance with their own contractual and regulatory requirements. The loss of a reseller with which we do a substantial amount of business, together with our inability to replace them, could negatively impact our business, growth, financial condition and results of operations.
We recognize revenue from subscriptions over the term of our customer contracts, and as such our reported revenue and billings may differ significantly in a given period, and our revenue in any period may not be indicative of our financial health and future performance.
We recognize revenue from subscriptions rateably over the subscription term of the underlying customer contract. Our billings are recorded upon invoicing for access to our platform, and thus a significant portion of the billings we report in each quarter, are generated from customer agreements entered and invoiced during the period. As a result, much of the revenue we report each quarter is derived from contracts that we entered into with customers in prior periods. Consequently, a decline in new or renewed subscriptions in any quarter will not be fully reflected in revenue or other results of operations in that quarter but will negatively affect our revenue and other results of operations across future quarters. It is difficult for us to rapidly increase our revenue from additional billings in a given period. Any increases in the average term of subscriptions would result in revenue for those contracts being recognized over longer periods of time with less positive impact on our results of operations in the near term. Accordingly, our revenue in any given period may not be an accurate indicator of our financial health and future performance.
Our sales cycles can be unpredictable, and our sales efforts require considerable time and expense. As a result, the timing of our billings and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.
Our results of operations may fluctuate, in part, because of the resource intensive nature of our sales efforts, the length and variability of our sales cycle, and difficulty in adjusting our operating expenses in the short term. The length of our sales cycle, from identification of the opportunity to delivery of access to our platform, can vary from customer to customer, with sales to larger businesses typically taking longer to complete. In addition, as we increase our sales to larger businesses, we face longer, more complex customer requirements, and substantial upfront sales costs. With larger businesses, the decision to subscribe to our platform frequently requires the approvals of multiple management personnel and more technical personnel than would be typical of a smaller organization and, accordingly, sales to larger businesses may require us to invest more time educating these potential customers. Purchases by larger businesses are also frequently subject to budget constraints and unplanned administrative, processing, and other delays, which means we may not be able to come to agreement on the terms of the sale to larger businesses. If there is a reduction in information technology spending, due to weak economic conditions or otherwise, it may take several months, or even several quarters, for marketing opportunities to materialize.
To the extent our competitors develop products that our prospective customers view as equivalent or superior to our platform, our average sales cycle may increase. Additionally, if a key sales member leaves our employment or if our primary point of contact at a customer or potential customers leaves his or her employment, our sales cycle may be further extended or customer opportunities may be lost. As a result of the buying behavior of enterprises and the efforts of our sales force and partners to meet or exceed their sales objectives by the end of each fiscal quarter, we may generate a substantial portion of billings towards the end of each fiscal quarter. If a customer’s decision to purchase our platform is delayed or if the implementation of our platform takes longer than originally anticipated, the date on which we may recognize revenues from these transactions may be delayed. The unpredictability of the timing of customer purchases, particularly large purchases, could cause our billings and revenue to vary from period to period or to fall below expected levels for a given period, which will adversely affect our business, results of operations, and financial condition.

We may not receive significant revenue as a result of our current research and development efforts.
We reinvest a large percentage of our revenue in research and development, including AI. Our investment in our current research and development efforts may not provide a sufficient, timely return. We make and will continue to make significant investments in software research and development and related product opportunities. Investments in new technology and processes are inherently speculative. Commercial success depends on many factors including the degree of innovation of the products developed through our research and development efforts, sufficient support from our strategic partners, and effective distribution and marketing. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development. These expenditures may materially adversely affect our operating results if they are not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts in order to maintain our competitive position. However, significant revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, new products and services may not be profitable.
We believe our long-term success depends in part on continuing to expand our international sales and operations and we are therefore subject to a number of risks associated with international sales and operations.
We intend to continue expanding our international operations. In order to maintain and expand our sales internationally, we need to hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining international staff, and specifically sales and marketing personnel, we may experience difficulties in growing our international sales.
Additionally, our international sales are subject to a number of risks, including, but not limited to, the following:
●unexpected costs and errors in tailoring our products for individual markets, including translation into foreign languages and adaptation for local practices;
●difficulties in adapting to customer desires due to language and cultural differences;
●new and different sources of competition;
●increased financial accounting and reporting burdens and complexities;
●increased expenses associated with international sales and operations, including establishing and maintaining office space and equipment for our international operations;
●lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;
●greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;
●practical difficulties of enforcing intellectual property rights in countries with fluctuating laws and standards and reduced or varied protection for intellectual property rights in some countries;
●unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties, or other trade restrictions, including the possibility of tariffs imposed by the U.S. federal government on the sale of Canadian software, which could have a direct or indirect impact on our international sales;;
●limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;

●difficulties in managing and staffing international operations and differing employer/employee relationships and local employment laws;
●fluctuations in exchange rates that may increase the volatility of our foreign-based revenue; and
●potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings.
Additionally, operating in international markets also requires significant management attention and financial resources. We plan to continue investing substantial time and resources to expand our international operations, but we cannot be certain that these investments will produce desired levels of revenue or profitability. Furthermore, the imposition of tariffs by the United States or other governments (including the Canadian government) have had and could continue to have a significant impact on the industries in which our current and potential customers operate, which has resulted in increased scrutiny on spending from current and potential customers in the short term, particularly in light of the continued uncertainty regarding tariffs imposed by the United States and other governments (including the Canadian government), and could result in reduced customer spending and decreased revenue.
These factors and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, results of operations, and financial condition.
We may face exposure to foreign currency exchange rate fluctuations which may affect certain of our key performance indicators and our results of operations.
Revenues and operating expenses outside of Canada are often denominated in local functional currencies. Additionally, as we expand our international operations, we report our financial results in US dollars. Therefore, fluctuations in the value of foreign currencies, including but not limited to the Canadian dollar, when translated into US dollars may have a significant impact on certain of our key performance indicators, including but not limited to our Annual Recurring Revenue, or otherwise affect our results of operations. We do not currently engage in currency hedging activities to limit the risk of unfavourable exchange rate fluctuations. In the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavourable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
If we fail to manage our hosting network infrastructure capacity, our existing customers may experience service outages and our new customers may experience delays in accessing our platform.
We host our platform on data centers provided by Amazon Web Services (“AWS”), a provider of cloud infrastructure services. Our operations depend on the virtual cloud infrastructure hosted in AWS as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses, disabling devices, natural disasters, war, criminal act, military actions, terrorist attacks, and other similar events beyond our control could negatively affect the availability and reliability of our platform. A prolonged AWS service disruption affecting our platform for any of the foregoing reasons or the termination of our relationship with AWS could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.
AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions and provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement by providing 30 days prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice. Any disruption of our use of, or interference with, AWS would adversely affect our operations and business.
We have experienced significant growth in the number of learners, transactions, and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our hosting network infrastructure to meet the needs of all of our customers. However, the provision of new hosting infrastructure may require significant lead time and resources. If we do not accurately predict our infrastructure capacity requirements, our existing clients may experience service outages that may adversely impact our results of operations and lead to customer losses. If our hosting infrastructure capacity fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.
We rely upon SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.
We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including platform delivery, enterprise resource planning, CRM, billing, project management, and accounting and financial reporting. If these services become unavailable due to extended outages, interruptions, or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted, and our processes for managing sales of our platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could adversely affect our business.
Our growth depends in part on the success of our relationships with third party vendors and suppliers.
We anticipate that the growth of our business will continue to depend on third-party relationships, including relationships with our suppliers, app developers, theme designers and referral sources.
Identifying, negotiating and documenting relationships with third party vendors and suppliers requires significant time and resources as does integrating third-party technology. Our agreements with providers of cloud hosting, technology, and consulting services are typically non-exclusive and do not prohibit such service providers from working with our competitors or from offering competing services. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services in a manner that is adverse to us.
The success of our platform depends, in part, on our ability to integrate third-party applications, themes and other offerings into our third-party ecosystem. Third-party developers may also change the features of their offering of applications and themes or alter the terms governing the use of their offerings in a manner that is adverse to us. If third- party applications and themes change such that we do not or cannot maintain the compatibility of our platform with these applications and themes, or if we fail to provide third-party applications and themes that our customers desire to add to their businesses, demand for our platform could decline. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our platform with other systems and services they use. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platform with their offerings. In addition, third-party developers may refuse to partner with us or limit or restrict our access to their offerings. Such changes could functionally limit or terminate our ability to use these third-party offerings with our platform, which could negatively impact our solution offerings and harm our business. If we fail to integrate our platform with new third-party offerings that our customers need for their businesses, or to adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our customers and their clients expect, which would negatively impact our offerings and, as a result, harm our business.
Further, our competitors may effectively incentivize third-party developers to favor our competitors’ products or services, which could diminish our prospects for collaborations with third-parties and reduce subscriptions to our platform. In addition, providers of third-party offerings may not perform as expected under our agreements and we may in the future have disagreements or disputes with such providers. If any such disagreements or disputes cause us to lose access to products or services from a particular supplier or lead us to experience a significant disruption in the supply of products or services from a current supplier, especially a single-source supplier, they could have an adverse effect on our business and operating results.
Our growth depends in part on the success of our strategic relationships with strategic partners as well as our ability to successfully integrate our platform with third party applications.
In addition to growing our direct sales channels, we intend to pursue additional relationships with strategic partners, which includes OEMs, Value Added Resellers, system integrators and service partners. Identifying the proper strategic partners will be essential to this growth strategy. Negotiating and documenting relationships with appropriate strategic partners will require significant time and resources, as will integrating third-party content and technology. Our agreements with strategic partners may not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to strategic partners to favour their products or services or to prevent or reduce subscriptions to our solution, including through a simple integration. In addition, these distributors and providers may not perform as expected under our agreements, and we have had, and may in the future have, disagreements or disputes with such distributors and providers, which could negatively affect our brand and reputation. In addition, acquisitions of our strategic partners by our competitors or acquisitions by our strategic partners of our competitors could end our strategic relationship with the acquired or strategic partner and result in a decrease in the number of our current and potential customers. For example, in January 2024, an OEM partner that contributed approximately 9% of our 2024 revenue announced that it had acquired a competitive learning experience platform software provider. We took legal measures to enforce the terms of the agreement, and the parties amicably resolved the dispute on a confidential basis and agreed to dismiss the litigation. However, this OEM customer has decreased its use of our solution in favour of its acquired product for its end customers, and we expect it will continue to do so in the near term. This has resulted in, and we expect will continue to result in a reduction in subscriptions for our solutions and negative impact on our growth rate, which may harm our business, financial condition and results of operations. This negative impact is evident as this OEM partner represented 4.4% of Annual Recurring Revenue as at December 31, 2025, compared to 9.5% as at December 31, 2024. If we are unsuccessful in establishing or maintaining our strategic partnerships, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer. Even if we are successful, there can be no assurance that these relationships will result in improved operating results. A global economic slowdown and other factors could also adversely affect the businesses of our strategic partners, and it is possible that they may not be able to devote the resources we expect to the relationship.
We have incurred operating losses and negative cash flows in the past and may incur operating losses in the future.
Throughout most of our history, we have experienced net losses and negative cash flows from operations. For the year ended December 31, 2025, we had an operating profit of approximately $23.0 million and positive cash flow from operating activities, and for the year ended December 31, 2024 we had an operating profit of approximately $21.3 million and positive cash flow from operating activities. We expect our operating expenses to increase in the future as we expand our operations. Furthermore, as a dual listed public company, we incur legal, accounting, and other expenses that we did not incur as a private company, or as a public company listed only on one exchange. If our revenue does not grow to offset these increased expenses, we will not be profitable. We can make no assurance that we will be able to achieve or maintain profitability. Recent revenue growth should not be considered as indicative of our future performance.
If we do not maintain the compatibility of our solutions with third-party applications that our customers use in their business processes, demand for our solutions could decline.
Our solutions can be used alongside a wide range of other systems, such as enterprise software systems and business software applications used by our customers in their businesses. If we do not support the continued integration of our solutions with third-party applications, including through the provision of application programming interfaces that enable data to be transferred readily between our solutions and third-party applications, demand for our solutions could decline, and we could lose sales. We will also be required to make our solutions compatible with new or additional third-party applications that are introduced into the markets that we serve. We may not be successful in making our solutions compatible with these third-party applications, which could reduce demand for our solutions. In addition, prospective customers, especially large enterprise customers, may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, then the market for our solutions will be adversely affected.
If we are not able to keep pace with technological developments or new versions or updates of operating systems and internet browsers it may adversely impact the process by which our customers interface with our platform and our business will be harmed.
As our platform is designed to operate on a variety of network, hardware, and software platforms using internet tools and protocols, we will need to continuously modify and enhance our platform to keep pace with changes in internet-related hardware, software, communication, browser, and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our platform may become obsolete, which would adversely impact our results of operations.
In addition, the industry in which we compete is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. Our ability to attract new customers and increase revenue from customers will depend in significant part on our ability to anticipate industry standards and to continue to enhance existing solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of any enhancement or new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective solutions than ours at lower prices.
If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely affected.
We believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to achieving widespread acceptance of our platform and are important elements in maintaining existing customers and attracting new customers. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform at competitive prices, the perceived value of our platform, and our ability to provide quality customer support. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to retain our existing customers and partners or attract new customers and partners and our business and financial condition may be adversely affected. Any negative publicity relating to our employees, partners, or other parties associated with us or them, may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our platform and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.
Mergers or other strategic transactions involving our competitors or customers could weaken our competitive position, which could harm our results of operations.
Some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties, thereby limiting our ability to promote our products. Any such consolidation, acquisition, alliance, or cooperative relationship could lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service, and other resources, all of which could have a material adverse effect on our business, results of operations and financial condition.

Consolidation within our existing and target markets as a result of mergers or other strategic transactions may also create uncertainty among customers as they realign their businesses and impact new sales and renewal rates. For example, mergers or strategic transactions by potential or existing customers may delay orders for our products and services or cause the use of our products to be discontinued, which could have a material adverse effect on our business, results of operations and financial condition.
If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, or experience slower growth rates, and incur costly litigation to protect our rights.
The LMS industry is characterized by a large number of copyrights, trademarks, trade secrets, and other intellectual property rights. Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of trademarks, copyrights, trade secrets, intellectual property assignment agreements, license agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect and mitigate unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create solutions that compete with ours. Policing unauthorized use of our platform is difficult and the steps we take to combat such actions may prove ineffective. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our platform may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of Canada, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.
We rely in part on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. Although we enter into intellectual property assignment agreements or license agreements with our employees and contractors, confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to, and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new platform features, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new platform features or services, and we cannot guarantee that we will be able to license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

An assertion by a third-party that we are infringing its intellectual property could subject us to costly and time-consuming litigation which could harm our business.
Our success depends in part upon our not infringing the intellectual property rights of others. However, our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry or, in some cases, our technology.
In the past, third parties have claimed that we were infringing their intellectual property rights. Such claims may reoccur in the future, and we may actually be found to be infringing on such rights. Any claims or litigation could cause us to incur significant expenses, and if successfully asserted against us, could require that we pay substantial damages or ongoing revenue share payments, indemnify our customers or distributors, obtain licenses, modify products, or refund fees, any of which would deplete our resources and adversely impact our business.
The use of open source software in our products may expose us to additional risks and harm our intellectual property.
We have in the past and may in the future leverage open source software components in our development processes. These components are developed by third parties over whom we have no control. We have no assurances that those components do not infringe upon the intellectual property rights of others. We could be exposed to infringement claims, security vulnerabilities and liability in connection with the use of those open source software components, and we may be forced to replace those components with internally developed software or software obtained from another supplier, which may increase our expenses. The developers of open source software are usually under no obligation to maintain or update that software and we may be forced to maintain or update such software ourselves or replace such software with internally developed software or software obtained from another supplier, which may increase our expenses. Making such replacements could also delay enhancements to our products. Certain open source software licenses provide that the licensed software may be freely used, modified and distributed to others provided that any modifications made to such software including the source code to such modifications, are also made available under the same terms and conditions. As a result, any modifications we make to such software will be available to all downstream learners of the software, including our competitors.
Certain open source licenses (“Reciprocal Licenses”) provide that if we wish to combine the licensed software, in whole or in part, with our proprietary software, and distribute copies of the resulting combined work, we may only do so if such copies are distributed under the same terms and conditions as the open source software component of the work that was licensed to us, including the requirement to make the source code to the entire work available to recipients of such copies. The types of combinations of open source software and proprietary code that are covered by the requirement to release the source code to the entire combined work are uncertain and much debated by learners of open source software. There is little or no legal precedent governing the interpretation of many of the terms of these licenses. An incorrect determination as to whether a combination is governed by such provisions will result in non-compliance with the terms of the open source license. Such non-compliance could result in the termination of our license to use, modify and distribute copies of the affected open source software and we may be forced to replace such open source software with internally developed software or software obtained from another supplier, which may increase our expenses. In addition to terminating the affected open source license, the licensor of such open source software may seek to have a court order that the proprietary software that was combined with the open source software be made available to others, including our competitors, under the terms and conditions of the applicable open source license. For those reasons, we have instituted policies and practices which are intended to govern and limit the use of open source software that is distributed under the terms of a Reciprocal License.
In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Risks and challenges with the use of AI in our platform, including flawed algorithms, insufficient data sets and biased information, may result in reputational harm or liability.
Our platform uses AI, and we expect to continue building AI into our platform in the future. We envision a future in which AI operates within our cloud-based platform to offer an efficient and effective e-learning solution for our customers. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance, utility and effectiveness of AI solutions. Our management aims to mitigate these risks through the development, implementation and ongoing review of an AI governance policy that aligns with our values, adheres to legal and regulatory standards and promotes the safety and well-being of various internal and external stakeholders. Our Board oversees these efforts, taking into account ethical considerations, mitigating exposure to any related material risks and participating in relevant Board education. Nonetheless, these deficiencies could undermine the decisions, predictions, or analysis AI applications produce, subjecting us to competitive harm, legal liability, and brand or reputational harm. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, equity, accessibility or other social issues, we may experience brand or reputational harm. Also, decisions by our current suppliers of AI infrastructure, whether made voluntarily or compelled by external factors or regulatory requirements, to limit the provision of their services may result in our inability to procure alternatives from other suppliers in a timely and efficient manner or at all, and could adversely affect our ability to develop and operate AI systems for our customers.
Real or perceived errors, failures, vulnerabilities, or bugs in our platform could harm our business and results of operations.
Errors, failures, vulnerabilities, or bugs may occur in our platform, especially when updates are deployed or new features are rolled out. In addition, utilization of our platform in complicated, large-scale customer environments may expose errors, failures, vulnerabilities, or bugs in our platform. Any such errors, failures, vulnerabilities, or bugs may not be found until after they are deployed to our customers. As a provider of learning management solutions, our brand and reputation is particularly sensitive to such errors, failures, vulnerabilities, or bugs. Real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity, loss of competitive position, loss of customer data, loss of or delay in market acceptance of our products, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
If we are unable to successfully refresh or update our source code or other aspects of our platform or detect and adequately address technological deficiencies in a timely and adequate manner, our competitive position could be negatively affected.
Our competitiveness depends, in part, on our ability to deliver an up-to-date learner interface and to promptly address technical deficiencies in a timely and efficient manner. Updates to our source code and other aspects of our platform require significant investment and we may not have the resources to make such investment. We may not be able to expand and upgrade our personnel, technology systems and infrastructure to accommodate increases in our business activity in a timely manner, which could lead to operational breakdowns and delays, loss of customers, a reduction in the growth of our customer base, increased operating expenses or financial losses.
Our products and services are complex and sophisticated and may contain design defects or errors that are difficult to detect and correct. Errors or defects may be found in new products or services after launch and, even if discovered, we may not be able to successfully correct such errors or defects in a timely manner or at all, which could adversely impact our business.
From time to time, we may become defendants in legal proceedings for which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.
From time to time in the ordinary course of our business, we may become involved in various legal proceedings, including commercial, product liability, employment, class action and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.
Any failure to offer high-quality customer support may harm our relationships with our customers and our results of operations.
Our customers depend on our customer support teams to resolve technical and operational issues if and when they arise. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for customer support. Customer demand for support may also increase as we expand the features available on our platform. Increased customer demand for customer support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to expand our customer base, we need to be able to provide efficient and effective customer support that meets our customers’ needs and expectations globally at scale. The number of our customers has grown significantly, which puts additional pressure on our support organization. In order to meet these needs, we have relied in the past and will continue to rely on self-service customer support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient and effective customer support globally at scale including through the use of self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our margins and results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high- quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation, our ability to sell our platform to existing and prospective customers, our business, results of operations, and financial condition.
Adverse economic and market conditions and reductions in IT spending may adversely impact our business and results of operations.
Unfavorable general economic conditions, such as a recession or economic slowdown in one or more of our major markets, could adversely affect demand for our platform. As certain of our customers or potential customers experience downturns or uncertainty in their own business operations and revenue resulting from the current macroeconomic conditions, such as inflationary pressures, they have and may continue to decrease or delay their technology spending, request pricing concessions or payment extensions, or seek renegotiations of their contracts. Subscriptions for our platform may be considered discretionary by many of our current and potential customers. As a result, businesses considering whether to purchase or renew subscriptions to our products may be influenced by macroeconomic factors.
In addition, recent events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to us or to our industry may materially adversely affect us over the course of time. Volatility in the market price of our Common Shares due to seemingly unrelated financial developments could hurt our ability to raise capital for the financing of acquisitions or other reasons. Potential price inflation caused by an excess of liquidity in countries where we conduct business may increase the cost we incur to provide our solutions and may reduce profit margins on agreements that govern our provision of products or services to customers over a multi-year period. A reduction in credit, combined with reduced economic activity, may materially adversely affect businesses and industries that collectively constitute a significant portion of our customer base. As a result, these customers may need to reduce their purchases of our products or services, or we may experience greater difficulty in receiving payment for the products or services that these customers purchase from us. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on our business, operating results, and financial conditions.
We incur increased costs as a result of being a public company in the United States, and our management is required to devote substantial time to United States public company compliance efforts.
As a public company in the United States, we incur additional legal, accounting, Nasdaq, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S.

public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.
If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.
The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm.
To maintain compliance with Section 404 within the prescribed period, we will continue to document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources and potentially engage outside consultants to continue to assess and document the adequacy of our ICFR, improve our control processes as appropriate, validate through testing that controls are functioning as documented and maintain our continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. In addition, in the event that we are not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Common Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the United States Securities Exchange Act of 1934 (the “Exchange Act”) in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (the “SEC”), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we currently utilize exemptions under Nasdaq listing standards from the requirement to have fully independent compensation and nominating and corporate governance committees, as defined under Nasdaq rules. In addition, we do not currently follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under Nasdaq listing standards, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
We may cease to qualify as a foreign private issuer if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States. Additionally, the regulatory and compliance costs to us under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer.
We may acquire other companies or technologies which could divert our management’s attention, result in additional dilution to our Shareholders, and otherwise disrupt our operations and harm our results of operations.
We may in the future seek to acquire or invest in businesses, people, or technologies that we believe could complement or expand our platform or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are ultimately consummated.
Any integration process may result in unforeseen operating difficulties and require significant time and resources and, although we have been successful in the past, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business in connection with any future acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including, among others:
●costs or liabilities associated with the acquisition;
●diversion of management’s attention from other business concerns;
●inability to integrate or benefit from acquired content, technologies, or services in a profitable manner;
●harm to our existing relationships with authors and customers as a result of the acquisition;
●difficulty integrating the accounting systems, operations, and personnel of the acquired business;
●difficulty converting the customers of the acquired business onto our platform and contract terms;
●the potential loss of key employees;
●use of resources that are needed in other parts of our business; and
●the use of substantial portions of our available cash or equity to consummate the acquisition.

In the future, if our acquisitions do not yield expected returns, we may be required to take charges for the write-down or impairment of amounts related to goodwill and intangible assets which could negatively impact our results of operations. We may issue additional equity securities in connection with any future acquisitions, that would dilute our existing Shareholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to pay, incur large charges or substantial liabilities, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges could adversely affect our business, financial conditions, results of operations, and prospects.
We might require additional capital to support our growth, and this capital might not be available on acceptable terms, if at all.
We intend to continue making investments to support our growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing platform or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing Shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Common Shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our growth and to respond to business challenges could be significantly impaired.
We are required to comply with laws and regulations affecting public companies, which may divert management attention away from the day-to-day management of our business.
Public companies are subject to significant regulatory oversight and reporting obligations under applicable securities laws and the continuous scrutiny of securities analysts and investors. These public company obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.
Our business is subject to a variety of international laws, including export and import controls and anti-corruption laws and regulations, that could subject us to claims, increase the cost of operations, impair our ability to compete in international markets, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.
Our business is subject to regulation by various federal, provincial and territorial, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing copyright laws, employment and labor laws, workplace safety, consumer protection laws, privacy and data protection laws, anti-bribery laws, import and export controls, federal securities laws, and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in Canada. The U.S. export control laws and U.S. economic sanctions laws may include restrictions or prohibitions on the sale or supply of certain products and services to embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted or could enact laws that could limit our ability to distribute our platform, provide our customers access to our platform or could limit our customers’ ability to access or use our services in those countries. Changes in our platform, or future changes in export and import regulations may prevent our learners with international operations from utilizing our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential learners with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely affect our business, results of operations, and financial results.
We are also subject to various domestic and international anti-corruption laws, such as the Corruption of Foreign Public Officials Act (Canada), U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, providing, and accepting improper payments or benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.
We are also subject to consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could make it more difficult for us to retain existing customers and attract new ones.
These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Although we take precautions to prevent our platform from being provided in violation of such laws, our platform could be provided inadvertently in violation of such laws, despite the precautions we take. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.
Trade wars and changes in international trade law and policies may have a material adverse effect on our business, financial condition and results of operations.
As a global company, our success depends on our ability to sell across borders. Trade wars and changes in laws and policy relating to trade or taxes may have an adverse effect on our business, financial condition and results of operations. More specifically, the geopolitical environment of the markets where we operate may influence customer demand for our products and may have an impact on input costs. For instance, any potential changes in the economic and political climate in the U.S., such as the potential changes to, or the termination of, trade agreements between the U.S. and the European Union, or among Canada, the U.S. and Mexico, or the increased geopolitical uncertainty in Europe, could impact our business and our sales and profitability.
Our business could be adversely impacted by changes in internet access for our learners or laws specifically governing the internet.
Our platform depends on the quality of our learners’ access to the internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of learner access to our platform, which would negatively impact our business. We could incur greater operating expenses and our ability to acquire and retain customers could be negatively impacted if network operators:
●implement usage-based pricing;
●discount pricing for competitive products;
●otherwise materially change their pricing rates or schemes;

●charge us to deliver our traffic at certain levels or at all;
●throttle traffic based on its source or type;
●implement bandwidth caps or other usage restrictions; or
●otherwise try to monetize or control access to their networks.
As the internet continues to experience growth in the number of learners, frequency of use, and amount of data transmitted, the internet infrastructure that we and our learners rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our learners rely on, even for a short period of time, could undermine our operations and harm our results of operations.
In the future, providers of internet browsers could introduce new features that would make it difficult for customers to use our platform. In addition, internet browsers for desktop, tablets or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for customers to access our platform may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.
In addition, there are various laws and regulations that could impede the growth of the internet or other online services, and new laws and regulations may be adopted in the future. These laws and regulations could, in addition to limiting internet neutrality, involve taxation, tariffs, privacy, data protection, information security, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services, any of which could decrease the demand for, or the usage of, our platform. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These changes or increased costs could materially harm our business, results of operations, and financial condition.
As the Company is a Canadian corporation and most of its directors and certain of its officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States. Similarly, it may be difficult or impossible for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada. As well, it may be difficult or impossible for investors to enforce judgements against foreign subsidiaries of the Company.
The Company is governed by the OBCA with its principal place of business in Canada. Most of its directors and certain of its officers reside in Canada, and the majority of the Company’s assets are located outside the United States. Consequently, it may be difficult or impossible for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

Further, certain of the Company’s wholly-owned subsidiaries are organized under the laws of foreign jurisdictions. As a result, it may be difficult or impossible for investors to effect service within Canada upon such entities, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws. There is some doubt as to the enforceability in the United States or other foreign courts by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws.
Our international operations subject us to potentially adverse tax consequences.
We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, property and goods and services taxes, in Canada and various foreign jurisdictions. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the timing and allocation of revenue and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file and to changes in tax laws. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. From time to time, we may be subject to income and non-income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our business, results of operations, and financial condition.
Our future effective tax rate may be affected by such factors as changes in tax laws, regulations, or rates, changing interpretation of existing laws or regulations, the impact of accounting for equity-based compensation, the impact of accounting for business combinations, changes in our international organization, and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.
We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations, any of which could adversely impact our results of operations.
We are subject to income taxes in Canada and various jurisdictions outside of Canada. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of equity-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, and the evaluation of new information that results in a change to a tax position taken in a prior period.
Our tax position could also be impacted by changes in accounting principles, changes in Canadian federal, provincial or territorial tax laws, or other international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including Canada and the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. Any of the foregoing changes could have an adverse impact on our results of operations, cash flows, and financial condition.
Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.
We collect sales and value-added tax as part of our subscription agreements in a number of provinces. Sales and use, value-added, and similar tax laws and rates vary greatly by jurisdiction. One or more states or countries may seek to impose additional sales, use, or other tax collection obligations on us, including for past sales by us. A successful assertion by a province, state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our platform could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage customers from purchasing our platform, or otherwise harm our business, results of operations, and financial condition.

We may not be able to utilize a significant portion of our net operating loss, which could adversely affect our potential profitability.
We have net operating loss carry forwards, or net operating losses (“NOLs”), due to prior period losses. These NOLs, and NOLs of companies we may acquire, could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.
The nature of our business requires the application of complex revenue and expense recognition rules, and any significant changes in current rules could affect our financial statements and results of operations.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Canada Accounting Standards Board, or the AcSB, the Canadian Securities Administrators, or the CSA, and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the AcSB and the CSA have focused on the integrity of financial reporting and internal controls over financial reporting. In addition, many companies’ accounting policies and practices are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements. We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of license revenue and other revenue sources, our results of operations could be significantly affected.
If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the price of Common Shares
The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Common Shares. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to business combinations, contingent consideration, revenue recognition, contract costs, trade and other receivables impairment of non-financial assets, income taxes, functional currency and segment information.
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we are subject to the reporting requirements of the CSA, and the Exchange Act, as amended, and the rules and regulations of the listing standards of the TSX and Nasdaq and the U.S. Sarbanes-Oxley Act. The requirements of these laws, rules and regulations have increased and will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the CSA is recorded, processed, summarized, and reported within the time periods specified in CSA rules and forms and that information required to be disclosed in reports under applicable securities laws is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the CSA. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Common Shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the TSX and/or Nasdaq.
Our Articles provide that any derivative actions, actions relating to breach of fiduciary duties and other actions asserting a claim relating to relationships among us, our affiliates and their respective shareholders, directors and/or officers are required to be litigated in Canada, which could limit your ability to obtain a favourable judicial forum for disputes with us.
We have included a forum selection provision in our Articles that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the OBCA having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our by-laws; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. Our forum selection provision also provides that our security holders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. Therefore, it may not be possible for our Shareholders to litigate any action relating to the foregoing matters outside of the Province of Ontario. Our forum selection provision seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the U.S. and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection provision could be challenged and that a court could rule that such provision is inapplicable or unenforceable. If a court were to find our forum selection provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.
We incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, financial condition, and results of operations.
As a public company, we incur significant legal, accounting, and other expenses than we incurred as a private company. We are subject to the reporting requirements of the CSA and the rules and regulations of the TSX and Nasdaq. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made, and will continue to make, some activities more time-consuming and costly. These rules and regulations make it more expensive for us to obtain director and officer liability insurance on an ongoing basis, and we may in the future be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as our executive officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
The Company is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S., and U.S. securities laws.
The Company is governed by the OBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the OBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Articles) the OBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the OBCA, holders of 5% or more of the Company’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.
We may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from the European Economic Area (the “EEA”) and other countries of operations or may be unable to maintain such legitimate means.
With regard to transfers to the U.S. of personal data (as such term is defined under the GDPR) from our European employees, customers and users, the U.S. Department of Commerce and the European Commission have recently adopted an enhanced EU-U.S. data transfer mechanism (EU-US Data Privacy Framework) that complies with the Court of Justice of the European Union (the “CJEU”) decision invalidating the previous EU-U.S. Privacy Shield. Docebo promptly adhered to the new framework by committing to comply with a detailed set of privacy principles, allowing us to restore a stable and lawful flow of data across the two regions. While we welcome the progress made to effectively address the concerns raised by the CJEU in the past, the use of the EU-US Data Privacy Framework has already been challenged before the European courts, which could lead Docebo to make additional necessary or desirable changes to our handling of personal data of EEA residents. Also, unfavourable geopolitical events or changes may impact the validity of EU-US Data Privacy Framework and have a material effect on our data transfer processing of EEA residents to the U.S. without a GDPR-compliant solution.
Further, other countries are adopting more stringent rules concerning data location regimes and transfer of personal data. The regulatory regime applicable to the handling of Chinese residents’ personal data sets forth compliance measures required to be satisfied prior to exporting personal data outside of the country, including liaising with the Chinese data protection authority (and in some cases approvals from such authority). Accordingly, we may experience reluctance or refusal by current or prospective customers with a presence in China to use our products, and we may need to make further changes to our handling of personal data of Chinese residents. We may also be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from the Republic of China as some data localization requirements, and the regulator’s scrutiny, might make international transfers difficult to implement, leading to additional liabilities or costs, and could result in our business, operating results and financial condition being harmed.
Our financial condition may be adversely affected by geopolitical events in regions where the Company operates or has offices.
War, terrorism, threats of terrorist acts and related geopolitical risks have led, and may in the future lead, to increased market volatility and may have adverse long-term effects on particular markets, the global economy, and securities markets generally. In particular, Docebo has offices in Europe and the United Arab Emirates (UAE) and conducts business in other areas in the Middle East. Accordingly, political, economic, and military conditions in and surrounding Europe (including Ukraine), the UAE, and the Middle East generally, may directly affect our business. There can be no assurance that attacks will not reach, or come within close proximity of, our offices, which could result in a significant disruption to our business. In addition, there are significant ongoing hostilities in Ukraine and the Middle East, particularly in Syria, Iraq, and Israel and surrounding areas, which may impact other areas of Europe and the UAE, respectively, in the future. Any hostilities involving Europe and the UAE, a significant increase in terrorism or the interruption or curtailment of trade between Europe and the UAE and its present trading partners, or a significant downturn in the economic or financial condition of Europe and the UAE, could materially adversely affect our operations. Ongoing and revived hostilities or other European or UAE political or economic factors could have an adverse impact on our business, operating results, and financial condition. Further, restrictive laws, policies or practices directed towards certain areas of Europe (including Ukraine) and the UAE or European and UAE businesses could have an adverse impact on the expansion of our business.
Recent uprisings and armed conflicts in various countries in the Middle East are affecting the political stability of that region. This instability may lead to deterioration of the political and trade relationships that exist between the UAE and these countries. As a result, our business operations could be harmed.
Risks Related to Our Common Shares
There is no guarantee that our Common Shares will earn any positive return in the short term or long term.
A holding of our Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
The price of our Common Shares may be volatile and may decline regardless of our operating performance.
The price of our Common Shares has fluctuated in the past and we expect it to fluctuate in the future, and it may decline. The trading prices of technology companies’ securities have been, and we expect them to continue to be, highly volatile. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, among others:
●actual or anticipated fluctuations in our revenue and other results of operations, including as a result of the addition or loss of any number of customers;
●announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
●failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●changes in operating performance and stock market valuations of SaaS-based software or other technology companies, or those in our industry in particular;
●the size of our public float;
●price and volume fluctuations in the trading of our Common Shares and in the overall stock market, including as a result of trends in the economy as a whole;
●changes in global financial markets and global economies and general market conditions, such as interest rates;

●new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry, including data privacy, data protection, and information security;
●lawsuits threatened or filed against us for claims relating to intellectual property, employment issues, or otherwise;
●changes in our Board or management;
●short sales, hedging, and other derivative transactions involving our Common Shares;
●sales or perceived sales, or announcement of potential future sales, of our Common Shares including sales by our executive officers, directors, and significant Shareholders;
●sales or perceived sales of additional Common Shares;
●release or expiration of transfer restrictions on outstanding Common Shares (including Common Shares subject to lock-up restrictions);
●news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; and
●other events or factors, including changes in general economic, industry, political, social, and market conditions, and trends, as well as any natural disasters or pandemics, which may affect our operations.
In addition, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Share prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management, and harm our business.
Future sales, or the perception of future sales, of Common Shares by existing Shareholders could cause the price of our Common Shares to decline.
Sales of a substantial number of our Common Shares by our existing Shareholders in the public market could occur at any time. Moreover, Intercap Inc. (“Intercap”), Intercap Equity Inc. (“Intercap Equity”) and Intercap Financial Inc. (“Intercap Financial” and together with Intercap and Intercap Equity, the “Intercap Group”) has the right under the Investor Rights Agreement to require us to file a prospectus covering their registrable securities in Canada and/or in the United States or to include their registrable securities in prospectuses or registration statements that we may file for ourselves or on behalf of the Intercap Group in Canada and/or the United States. The Intercap Group has also informed us that, in connection with a credit agreement, it has pledged certain of the Common Shares it holds. Enforcement against such collateral by the Intercap Group’s creditor could materially adversely affect the price of our Common Shares.
In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of Common Shares being sold in the public market and reduced long-term holdings of Common Shares by our management and employees.

If our Shareholders sell, or the market perceives that our Shareholders intend to sell, substantial amounts of our Common Shares in the public market, the market price of our Common Shares could decline. The magnitude of this risk will be inversely proportional to the size of the public float.
Our constating documents permit us to issue additional securities in the future, including Common Shares and preferred shares without additional shareholder approval.
Our Articles permit us to issue an unlimited number of Common Shares. We anticipate that we will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and Nasdaq, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.
Our Articles also permit us to issue an unlimited number of preferred shares, issuable in series. While we have no present plans to issue any preferred shares, our Board has the authority to issue preferred shares and determine the price, designation, rights, (including voting and dividend rights), preferences, privileges, restrictions and conditions of such preferred shares and to determine to whom they shall be issued. Any issuance of preferred shares may result in further dilution to existing shareholders and have an adverse effect on the value of their shareholdings. We cannot foresee the terms and conditions of any future offerings of preferred shares nor the effect they may have on the market price of the Common Shares.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our Common Shares, the price of our Common Shares could decline.
The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price and trading volume of our Common Shares to decline.
Our issuance of additional Common Shares or other securities that are convertible or exchangeable into Common Shares in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other Shareholders.
We expect to issue additional securities in the future that will result in dilution to all other Shareholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies, and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional Common Shares or other securities that are convertible or exchangeable into Common Shares may cause Shareholders to experience significant dilution of their ownership interests and the per share value of our Common Shares to decline.
We may also raise capital through equity financings in the future. Any additional capital raised through the sale of equity may dilute existing Shareholders’ voting power and percentage ownership of our Common Shares and Shareholders could be asked in the future to approve the creation of new equity securities which could have rights, preferences and privileges superior to those of holders of our Common Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favourable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to implement our growth strategy and grow or maintain our operations.

We generally do not currently intend to pay dividends for the foreseeable future.
We generally do not intend to pay dividends to the holders of our Common Shares for the foreseeable future. Our ability to pay dividends on our Common Shares is limited by our existing indebtedness and may be further restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or law. Payments of future dividends, if any, will be at the discretion of our Board after considering various factors, including our business, financial condition, and results of operations, current and anticipated cash needs, plans for expansion and any legal or contractual limitation on our ability to pay dividends. As a result, any capital appreciation in the price of our Common Shares may be your only source of gain on your investment in our Common Shares.
Shareholders have limited control over our Company’s operations.
Shareholders have limited control over changes in our policies and operations, which increases the uncertainty and risks of an investment in our Company. The Board determines major policies, including policies regarding financing, growth, debt capitalization and any future dividends to Shareholders. Generally, the Board may amend or revise these and other policies without a vote of the Shareholders. Shareholders only have a right to vote in the circumstances described under “Description of Capital Structure – Common Shares”. The Board’s broad discretion in setting policies and the limited ability of Shareholders to exert control over those policies increases the uncertainty and risks of an investment in our Company.
The Intercap Group beneficially owns and controls approximately 56.6% of the voting power attached to our outstanding voting Common Shares and the Intercap Group and Klass area (as later defined herein) are entitled to certain director nomination rights under the Investor Rights Agreement. See “Agreements with Shareholders – Investor Rights Agreement”. The Principal Shareholders have significant influence with respect to all matters submitted to the Company’s Shareholders for approval, including without limitation the election and removal of directors, amendments to the constating documents of the Company and the approval of certain material transactions.
Dual listed shares may be exposed to increased volatility.
The Company’s listing on both the TSX and Nasdaq may increase volatility due to the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, and different trading volumes. This may result in less liquidity on both exchanges, different liquidity levels, and different prevailing trading prices.
If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.
We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable years ended December 31, 2024 and 2025. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years and that we were not a PFIC in 2024 or 2025. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.
Dividends
The Company currently intends to retain any future earnings to fund the development and growth of its business and/or to pay down debt and does not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the direction of the Board and will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.
Description of Capital Structure
The following description of our share capital summarizes certain provisions contained in our Articles and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws, which have been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Common Shares
The authorized capital of the Company consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of preferred shares, issuable in series. As at December 31, 2025, 28,747,289 Common Shares were issued and outstanding.
Rank
The Common Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up.
Dividend Rights
Shareholders are entitled to receive dividends on a pari passu basis out of our assets legally available for the payment of dividends at such times and in such amount and form as our Board may from time to time determine, subject to any preferential rights of the holders of any outstanding preferred shares.

Voting Rights
Shareholders are entitled to one vote in respect of each Common Share held at meetings of Shareholders.
Meetings of Shareholders
Shareholders are entitled to receive notice of any meeting of Shareholders and may attend and vote at such meetings. A quorum for the transaction of business at a meeting of Shareholders is present if two or more Shareholders who, together, hold not less than 25% of the votes attaching to our outstanding Common Shares entitled to vote at the meeting are present in person or represented by proxy.
Pre-Emptive Rights
Certain Shareholders are entitled to certain pre-emptive rights to subscribe for additional Common Shares as set forth in the Investor Rights Agreement. See “Agreements with Shareholders – Investor Rights Agreement – Pre-Emptive Rights”.
Liquidation Rights
Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the Shareholders, without preference or distinction, are entitled to receive rateably all of our assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.
Preferred Shares
The authorized capital of the Company consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of preferred shares, issuable in series. As at December 31, 2025, there are no preferred shares outstanding. Subject to the provisions of the OBCA and our Articles, our Board may, by resolution, from time to time before the issue thereof determine the maximum number of preferred shares of each series, create an identifying name for each series, attach special rights or restrictions to the preferred shares of each series including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding-up and any sinking fund or other provisions, the whole to be subject to filing articles of amendment to create the series and to include the special rights or restrictions attached to the preferred shares of the series. Except as provided in any special rights or restrictions attaching to any series of preferred shares issued from time to time, the holders of preferred shares will not be entitled to receive notice of, attend or vote at any meeting of Shareholders.
Preferred shares of each series, if and when issued, will, with respect to the payment of dividends, rank pari passu with the preferred shares of every other series and be entitled to preference over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to payment of dividends.
In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and any other of our shares ranking junior to the preferred shares with respect to the repayment of capital paid up on and the payment of unpaid dividends accrued on the preferred shares. We currently anticipate that there will be no pre-emptive, subscription, redemption or conversion rights attaching to any series of preferred shares issued from time to time.

Market for Securities
Common Shares
The Common Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “DCBO”. The following tables show the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX and Nasdaq for the fiscal year ended 2025.
TSX

Month	High	Low	Volume
January	C$65.81	C$59.88	891,418
February	C$61.98	C$40.30	1,077,173
March	C$49.32	C$40.11	1,498,519
April	C$44.88	C$37.25	1,179,106
May	C$46.96	C$35.61	2,636,622
June	C$39.49	C$35.57	1,188,624
July	C$43.71	C$38.82	972,597
August	C$45.62	C$39.78	1,316,467
September	C$43.97	C$37.80	837,593
October	C$40.08	C$34.34	896,850
November	C$36.08	C$28.32	1,622,842
December	C$31.37	C$28.77	1,015,509

Nasdaq

Month	High	Low	Volume
January	USD$45.82	USD$41.50	486,065
February	USD$43.40	USD$28.10	659,289
March	USD$34.03	USD$27.91	681,553
April	USD$32.36	USD$26.01	576,173
May	USD$33.66	USD$25.50	1,156,179
June	USD$29.42	USD$26.08	487,239
July	USD$31.94	USD$28.23	380,856
August	USD$33.35	USD$28.90	770,824
September	USD$31.89	USD$27.16	561,629
October	USD$28.62	USD$24.50	590,143
November	USD$25.64	USD$20.20	821,300
December	USD $22.87$	USD$ 20.57	1,712,841

Agreements with Shareholders
Investor Rights Agreement
The Intercap Group beneficially owns, in the aggregate, 16,285,964 Common Shares, representing an approximate 56.6% ownership interest in the Company on a non-diluted basis. The Intercap Group’s ownership is comprised of 12,655,249 Common Shares owned by Intercap Equity and 3,630,715 Common Shares beneficially owned by Intercap, the latter of which Intercap committed to acquire from WPGG 14 Investment Ltd. IV as described in Intercap’s press release of November 28, 2025 (the “WP-Intercap Transaction”). The WP-Intercap Transaction is expected to close on or about February 27, 2026.
The following is a summary of the material attributes and characteristics of the Investor Rights Agreement among the Company, the Intercap Group and Klass.com Subsidiary LLC (“Klass” and together with the Intercap Group, the “Principal Shareholders”) as supplemented by the IRA Letter Agreement among the Company and Intercap Equity and Intercap Financial and as further supplemented by the Second IRA Letter Agreement among the Company and the Intercap Group. The IRA Letter Agreement was entered into in connection with the Company’s initial public offering in the United States, and as required pursuant to Section 4.3 of the Investor Rights Agreement, provides the Intercap Group with U.S. registration rights that are substantially similar to, and in addition to, those provided to the Intercap Group under the Investor Rights Agreement in respect of Canadian offerings. The Second IRA Letter Agreement was entered into in connection with the WP-Intercap Transaction.
This summary is qualified in its entirety by reference to all of the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Investor Rights Agreement is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Nomination Rights
The Investor Rights Agreement provides that the Intercap Group shall be entitled to nominate directors commensurate with the ownership interests in the Company of the Principal Shareholders, as follows:
●The Intercap Group can nominate a majority of the directors so long as Principal Shareholders together hold more than 50% of the issued and outstanding Common Shares on a non-diluted basis;
●The Intercap Group can nominate 40% of the directors (rounding up to the nearest whole number) so long as Principal Shareholders together hold at least 40% of the issued and outstanding Common Shares on a non-diluted basis;
●The Intercap Group can nominate 30% of the directors (rounding up to the nearest whole number) so long as Principal Shareholders together hold at least 30% of the issued and outstanding Common Shares on a non-diluted basis;
●The Intercap Group can nominate 20% of the directors (rounding up to the nearest whole number) so long as Principal Shareholders together hold at least 20% of the issued and outstanding Common Shares on a non-diluted basis; and
●The Intercap Group can nominate one director so long as Principal Shareholders together hold at least 10% of the issued and outstanding Common Shares on a non-diluted basis.
Additionally, so long as Klass holds at least 10% of the issued and outstanding Common Shares on a non-diluted basis, then Daniel Klass, or another individual designated by Klass, shall be one of the Intercap Group’s nominees to the Board. There is no voting agreement between the Intercap Group and Klass. We are informed that as at the date hereof, Klass holds less than 10% of the issued and outstanding Common Shares on a non-diluted basis.
So long as the Intercap Group has the right to nominate at least one director to the Board, the Intercap Group shall be entitled to have one of their director nominees serve on a standing committee of the Board, other than the Audit Committee, provided that their director nominee is not one of the Company’s officers. Additionally, as long as the Intercap Group can nominate at least one-third of the directors, the Intercap Group shall be entitled to have one of their director nominees serve as Chair of the Board.
The current nominees under the Investor Rights Agreement are Jason Chapnik, James Merkur and William Anderson. On October 1, 2020, Daniel Klass resigned from the Board.
Registration Rights
The Investor Rights Agreement, as supplemented by the IRA Letter Agreement, provides the Intercap Group with the right (the “Demand Registration Right”), among others, to require the Company to use reasonable commercial efforts to file one or more prospectuses with applicable Canadian securities regulatory or and/or a registration statement with the SEC covering all or a portion of the Common Shares held by the Intercap Group for a public offering in Canada or the United States, respectively, (a “Demand Distribution”), provided that the Company is not obliged to effect (i) more than two Demand Distributions in any 12-month period or (ii) any Demand Distribution where the value of the Common Shares offered under such demand registration is less than C$10 million in respect of a Demand Distribution in Canada or $10 million in respect of a Demand Distribution in the United States.
The Company may also distribute Common Shares in connection with a Demand Distribution provided that if the Demand Distribution involves an underwriting and the lead underwriter determines that the total number of Common Shares to be included in such Demand Distribution should be limited for certain prescribed reasons, the Common Shares to be included in the Demand Distribution will first be allocated to the Intercap Group.

The Investor Rights Agreement also provides the Intercap Group with the right (the “Piggy-Back Registration Right”) to require the Company to include its Common Shares in any future public offerings undertaken by the Company by way of prospectus that it may file with applicable Canadian securities regulatory authorities and/or in any U.S. public offerings undertaken by the Company by way of a registration statement filed with the SEC covering Common Shares (a “Piggy-Back Distribution”). The Company will be required to use reasonable commercial efforts to cause to be included in the Piggy-Back Distribution all of the Common Shares that the Intercap Group requests to be sold, provided that if the Piggy-Back Distribution involves an underwriting and the lead underwriter determines that the total number of Common Shares to be included in such Piggy-Back Distribution should be limited for certain prescribed reasons, the Common Shares to be included in the Piggy-Back Distribution will first be allocated to the Company.
To exercise these registration rights, the Intercap Group, together with its affiliates and joint actors, must collectively own, in the aggregate, at least owns 10% of the issued and outstanding Common Shares at the time of exercise. The Demand Registration Right and Piggy-Back Registration Right are also subject to various conditions and limitations, and the Company is entitled to defer any Demand Distribution in certain circumstances for a period not exceeding 90 days. The expenses in respect of a Demand Distribution, subject to certain exceptions, will be borne by the Company and the Intercap Group on a proportionate basis according to the number of Common Shares distributed by each. The expenses in respect of a Piggy-Back Distribution, subject to certain exceptions, will be borne by the Company, except that any underwriting fee on the sale of Common Shares by the Intercap Group and the fees of their external legal counsel will be borne by the Intercap Group.
Pursuant to the Investor Rights Agreement, the Company will indemnify the Intercap Group for any misrepresentation in a prospectus under which the Intercap Group’s Common Shares are distributed (other than in respect of any prospectus disclosure provided by the Intercap Group, in respect of Intercap). The Intercap Group will indemnify the Company for any prospectus disclosure provided by the Intercap Group in respect of the Intercap Group.
Pre-Emptive Rights
In the event that the Company or any of its subsidiaries decides to issue Common Shares or any type of securities convertible into or exchangeable or redeemable for any shares or an option or other right to acquire such securities, each of the Intercap Group and Klass, for so long as they continue to own at least 10% of the issued and outstanding Common Shares on a non-diluted basis, shall have pre-emptive rights to purchase Common Shares or such other securities as are being contemplated for issuance to maintain their pro rata ownership interest. Notice of exercise of such rights is to be provided in advance of the commencement of any offering of securities of the Company or such other securities as are being contemplated for issuance and otherwise in accordance with the terms and conditions to set out in the Investor Rights Agreement.
Pursuant to the Investor Rights Agreement, the pre-emptive rights do not apply to issuances in the following circumstances:
●to participants in any distribution reinvestment plan or similar plan;
●in respect of the exercise of options, warrants, rights or other securities issued under equity-based compensation arrangements of the Company, which for clarity includes any employee share purchase plan adopted by the Company;
●to holders of Common Shares in lieu of cash dividends;
●exercise by a holder of a conversion, exchange or other similar right pursuant to the terms of a security in respect of which such Principal Shareholders did not exercise, failed to exercise, or waived its pre-emptive right or in respect of which the pre-emptive right did not apply;
●pursuant to a shareholders’ rights plan of the Company;

●to the Company or any subsidiary of the Company;
●pursuant to a share split, stock dividend or any similar recapitalization; and
●pursuant to any bona fide arm’s length acquisition by the Company of the shares, assets, properties or business of any person.
Directors and Executive Officers
Pursuant to the Articles, the Board shall consist of a minimum of three and a maximum of ten directors. The directors of the Company shall hold office until the next annual meeting of Shareholders or until their resignation or removal or until their respective successors have been duly elected or appointed.

Name, Occupation and Security Holdings
The following table sets out certain information with respect to the directors and executive officers of the Company as at the date of this Annual Information Form:

Name & Municipality of Residence	Position with the Company	Principal Occupation
Jason Chapnik(1) Toronto, Ontario, Canada	Director (Chair)	Chairman and Chief Executive Officer, Intercap
William Anderson(2) Toronto, Ontario, Canada	Director	Managing Partner, Klass Capital
Alessio Artuffo Watkinsville, Georgia, USA	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer, Docebo
Kristin Halpin Perry(1) Scottsdale, Arizona, USA	Director	Chief People Officer, Polly.co
James Merkur Toronto, Ontario, Canada	Director	President, Intercap
Trisha Price(2) Wilmington, North Carolina, USA	Director	Chief Product Officer at Vantaca
Steven E. Spooner(1)(2) Kanata, Ontario, Canada	Director (Lead Independent Director)	Corporate Director
Brandon Farber Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer, Docebo
Riccardo LaRosa Brewster, Massachusetts, USA	Chief Technology Officer	Chief Technology Officer, Docebo
Mark Kosoglow State College, Pennsylvania, USA	Chief Revenue Officer	Chief Revenue Officer, Docebo
Kyle Lacy Indianapolis, Indiana, USA	Chief Marketing Officer	Chief Marketing Officer, Docebo
Lauren Tropeano North Grafton, Massachusetts, USA	Chief People Officer	Chief People Officer, Docebo
_______________
Notes:
(1)Member of the Compensation, Nominating and Governance Committee. Jason Chapnik is the Chair of the Compensation, Nominating and Governance Committee.
(2)Member of the Audit Committee. Steven Spooner is the Chair of the Audit Committee.
As a group, the directors and executive officers of the Company owned, controlled, or directed, directly or indirectly, 16,386,114 Common Shares, representing approximately 57% of the issued and outstanding Common Shares, as of December 31, 2025. The foregoing does not take into account Common Shares to be issued upon the potential exercise of options or deferred share units.

The following are brief biographies of the directors and executive officers of the Company:
Jason Chapnik has been on the Board of Docebo since April 2016. He is the Chair of the Board and serves as the Chair of the Company’s Compensation, Nominating and Governance Committee. He is the founder, Chief Executive Officer and Chair of Intercap and has over 30 years of experience as an investor and entrepreneur. He is also on the board of E Automotive Inc. (“E Inc.”), a provider of web solutions and online car auctions for automotive dealers, Guestlogix Inc., a technology company that provides onboard and off-board retail technology and merchandising systems (where he was appointed following its emergence from bankruptcy protection), StickerYou Inc., a platform for custom sticker creation, Kaboom Fireworks Inc., a Canadian fireworks superstore operating over 75 storefronts and a web-based store, Plex Inc., a personal media server system and software suite, Faraday, a provider of marketing solutions for e-commerce brands, Fiera Cosmetics, an online retailer of cosmetics, Sharestates, a real estate crowdfunding platform for private investors, Viafoura Inc., an online provider of community engagement and management systems (where he was appointed following the company’s emergence from bankruptcy protection), Vish, a provider of chemical and materials management for hair salons, OWL, a provider of software solutions for charitable organizations, and Chef Jasper Inc., a provider of automated food service solutions for senior living facilities and long term care homes. Previously, Mr. Chapnik served on several boards, including TouchTech Corporation (acquired by Move Inc.), The TV Corporation (acquired by Verisign Inc.), Dealer Dot Com, Inc. (“Dealer.com”), a digital marketing technology company, and then Dealertrack Inc., following its acquisition of Dealer.com. Mr. Chapnik holds a Bachelor of Commerce degree in Management Information Systems, Entrepreneurship and Real Estate Analysis from McGill University in Montreal, Quebec.
James Merkur has been on the Board of Docebo since July 2019. He has over 25 years of experience in the investment banking and private equity industry. He is the President at Intercap. Mr. Merkur also currently sits on the board of E Inc., a retail software business for airlines, Plex Inc., a media streaming business, Chef Jasper, a next generation foodservice provider to senior living, Sharestates Inc., a mortgage originator and underwriter and Viafoura Inc. (post-bankruptcy), a company that works with brands to engage, convert and monetize digital audiences. He is also the Vice Chairman of Brass Enterprises, a real estate investment company. Prior to these roles, Mr. Merkur was Managing Director at Canaccord and has held senior roles at leading investment banks including Genuity Capital Markets, CIBC World Markets and Goldman Sachs. Mr. Merkur’s past board positions include Resolver Inc., NYX Gaming Group Ltd. (acquired by Scientific Games Corporation) and Canaccord Genuity Acquisition Corp. and Canaccord Genuity Growth Corp., both special purpose acquisition corporations. Mr. Merkur holds a Bachelor of Commerce degree from McGill University in Montreal, Quebec and a Juris Doctor and Master of Business Administration from the University of Toronto.
Kristin Halpin Perry has been on the Board of Docebo since October 2018 and has over 35 years of experience as a human resources executive in a variety of different global business sectors, having worked in both large public companies and private high-growth technology companies. Ms. Halpin Perry is the founder and Human Resources Leader and Executive Coach of Veraz Consulting (“Veraz”), a human resource consulting firm. She is also currently the Chief People Officer of Polly (formerly DealerPolicy Inc.) and is on the board of Fluency Inc., an enterprise automation platform for advertising. Ms. Halpin Perry is also on the board of trustees for Champlain College. Prior to founding Veraz and becoming a board member of Docebo, Ms. Halpin Perry was the Chief Talent Officer at Dealer.com, a digital marketing technology company. Dealer.com was acquired by Dealertrack, where Ms. Halpin Perry was Senior Vice President of Human Resources and Internal Communications until Dealertrack was acquired by Cox Automotive Inc., where she then became Senior Vice President of Human Resources (Software Group) from 2015 to 2016. Prior to these roles, she was Senior Director, Human Resources at Development Alternatives, Inc., an international social and economic development company from 2009 to 2010. Between 2006 and 2008, Ms. Halpin Perry was Senior Human Resources Manager of GE Healthcare, a leading provider of medical imaging, monitoring, biomanufacturing and cell and gene therapy technologies and during this time she spent one year working in London, United Kingdom at IDX Systems Corporation, a medical software company that was acquired by GE Healthcare in 2005. She was also the Head of Human Resources in Hong Kong, at Expedia APAC, a leading technology online travel agency. Ms. Halpin Perry holds an International Coach Federation License, an Associate of Arts degree in Business Administration from Champlain College in Vermont, a Bachelor of Science degree in Business Administration from Saint Michael’s College in Vermont and an Executive and Transitional Coaching Certification from the Hudson Institute of Coaching.

Steven Spooner has been on the Board of Docebo since July 2019.  He is the Lead Independent Director and serves as the Chair of the Company’s Audit Committee and as a member of the Company’s Compensation, Nominating and Governance Committee. He has over 40 years of experience in the technology and telecommunications sector. In 2019, Mr. Spooner retired from his role as the Chief Financial Officer (held since 2003) at Mitel Networks Corporation (“Mitel”), a $1.3 billion global telecommunications company providing unified communications solutions for businesses. As Mitel’s Chief Financial Officer, he had global responsibility for finance, operations, legal, information technology, mergers and acquisitions and investor relations. Mitel was a publicly listed issuer on the TSX and NASDAQ stock exchanges until it was acquired by Searchlight Capital Partners, L.P. in 2018. Steve is currently Chair of the Audit Committee and Chair of the Compensation, Nominating & Governance committee at E. Inc., an automotive auction technology company.  Steve is a Governor at The Ottawa Hospital, where he is Vice-Chair of the Finance and Audit Committee and a member of the New Campus Development Committee. From 2017 to 2023, he served as a director and Audit Committee Chair of Jamieson Wellness Inc., a TSX-listed branded manufacturer, distributor and marketer of high-quality natural health products in Canada. He is also a past member of the Carleton University Sprott School of Business Dean’s Advisory Board. From 2009 to 2015, Mr. Spooner served as a director and Audit Committee Chair of Magor Corporation, a visual collaboration software company that was publicly listed on the TSX Venture Exchange prior to its acquisition by Harris Computer Systems Corporation. Mr. Spooner was also a director and Finance and Audit Committee Chair of The Ottawa Hospital Foundation from 2007 to 2016. He has also sat on several private company boards as well as strategic advisory boards for emerging tech companies.
Previously, Mr. Spooner was the Chief Operating Officer at Wysdom Inc., a privately held mobile software company, Chief Executive Officer and board member at Stream Intelligent Networks Corp., a private telecommunications company and Chief Financial Officer at CrossKeys Systems Corp., a network management software company formerly listed on the TSX and NASDAQ. Steven has more than 35 years of U.S. GAAP reporting expertise and fifteen years of IFRS reporting oversight. He has also led two cross-border initial public offerings, overseen numerous mergers and acquisitions and raised several billion dollars in debt and equity financings. Mr. Spooner holds an Honours Bachelor of Commerce from Carleton University in Ottawa, Ontario. He is also a Fellow Chartered Professional Accountant, a Fellow Chartered Accountant and holds a Director designation from the Institute of Corporate Directors. He is currently the National Academic Director & Lead Instructor for the Institute’s Audit Committee Excellence program. Mr. Spooner was also recognized in October 2018 as the inaugural Chief Financial Officer of the Year by the Ottawa Board of Trade and Ottawa Business Journal.
William Anderson has been a member of Docebo’s Board of Directors since May 2017 and serves on the Company’s Audit Committee. With over 15 years of leadership experience in the software industry, Mr. Anderson is currently a Managing Partner at Klass Capital. He was previously the CEO of Resolver Inc. from 2014 to 2022, overseeing the company’s successful sale to Kroll where he was the Resolver Division President from 2022 to 2024. Prior to that, he served as Executive Vice President at Iron Data Solutions Inc. from 2010 to 2014 and held a number of roles at TSX listed Constellation Software (CSU.TO) from 2003 to 2010. Mr. Anderson holds an Honors Bachelor of Commerce in Finance from Queen’s University in Kingston, Ontario.
Trisha Price has been on the Board of Docebo since February 2021 and serves as a member of the Company’s Audit Committee. She has over 20 years of financial services and technology experience. Ms. Price is currently the Chief Product Officer at Vantaca, the AI-first community association management platform. Prior to her recent role at Vantaca, she served as Chief Product Officer at Pendo.io, the product experience platform that drives business outcomes through in-app messaging, replays combined with product analytics and user feedback. Prior to joining Pendo.io in 2021, she served as Chief Product Officer at nCino, Inc. (“nCino”), a single end-to-end digital banking platform, where she led the nCino team responsible for the design, development and roadmap of the nCino Bank Operating System. Prior to joining nCino in 2019, Ms. Price held various positions at Primatics Financial, including Head of Global Sales, and at Fannie Mae. Ms. Price holds a Bachelor of Sciences degree in Mathematics and Mathematics Education from North Carolina State University in Raleigh, North Carolina, and a Master of Liberal Arts in Extension Studies, Software Engineering from Harvard University in Boston, Massachusetts.

Alessio Artuffo has been Docebo’s Chief Executive Officer and a member of the board since September 2024 and has served as the President of Docebo since May 2021. Previously Mr. Artuffo served as Interim Chief Executive Officer from March 1, 2024 to September 9, 2024, Chief Operating Officer from September 2022 to September 2024, and Chief Revenue Officer from 2015 to 2022. Mr. Artuffo has several years of experience in the e-learning and knowledge management industry. Prior to this role, he was Docebo’s Director, International Business Operations from 2012 to 2013 and later, the Company’s Chief Operating Officer in North America. Beginning in 2013, Mr. Artuffo played an integral role in establishing the operations of Docebo in North America and has led Docebo’s sales and revenue efforts to date. From 2009 to 2012, Mr. Artuffo was Country Manager for North America at eXact Learning Solutions S.r.l., (“eXact”) a software enterprise technology company providing software solutions for knowledge and learning content management. Mr. Artuffo also serves as a member of the board of Viafoura.
Lauren Tropeano was appointed Chief People Officer at Docebo in January 2025. She brings over 20 years of Human Resources expertise to Docebo, having led diverse, multinational teams for several global, high growth tech organizations. Prior to joining Docebo, Mrs. Tropeano was the Chief People Officer at Skillshare, a leader in creative learning, from 2022 to 2024. She also held several executive roles leading global People teams at tech companies such as DraftKings from 2018 to 2022, and Cogito, Pivotal Software and Dell/EMC prior. She is also the founder of Destination People, a boutique human resources consulting firm. Mrs. Tropeano received her MBA from the University of Massachusetts at Amherst and B.A. in Organizational Behavior from Boston College.
Brandon Farber joined Docebo in October 2021 as Vice President of Finance, where he was directly responsible for managing all finance functions. In January 2023, he was promoted to Senior Vice President of Finance, a role he held until March 2025, when he was appointed Interim Chief Financial Officer and then Chief Financial Officer in April 2025. Mr. Farber brings over 15 years of cross-functional experience spanning technology, private equity, and venture capital on the executive leadership team at Docebo. Before joining the Company, Mr. Farber held high-profile finance positions at Constellation Software and Finastra (a Vista Equity Partners-owned financial technology company). In these roles, he oversaw critical functions such as business planning, finance operations, operational excellence, and mergers and acquisitions. Mr. Farber began his career at KPMG Canada, focusing on telecommunications, media, and technology sectors, gaining valuable insights into industry best practices and financial regulations. He is a graduate of the Richard Ivey School of Business at Western University and holds Chartered Professional Accountant (CPA), and Chartered Accountant (CA) designations.
Kyle Lacy is a seasoned marketing executive with nearly two decades of experience leading high-growth software companies through scaling, transformation, and acquisition. As Chief Marketing Officer at Docebo, he drives global brand strategy, demand generation, and go-to-market execution to accelerate the Company’s growth and market leadership. Before joining Docebo, Mr. Lacy served as CMO at Jellyfish, leading marketing strategy for the market-leading engineering management platform. He was also Senior Vice President of Marketing at Seismic and played a pivotal role in acquiring Lessonly, a company he helped build before its $300M acquisition by Seismic in 2021. His career also includes leadership roles at OpenView, Salesforce, and ExactTarget, where he helped shape and scale marketing functions for some of the most recognized brands in SaaS.
Mark Kosoglow joined Docebo as Chief Revenue Officer in July 2025, bringing over 20 years of experience leading and scaling high-performing revenue organizations. In his role, he is responsible for unifying the Company’s global Sales, Solutions Engineering, Customer Experience, Revenue Operations, and Revenue Enablement teams—driving a connected go-to-market motion focused on buyer impact and value creation across the entire customer lifecycle. Before joining Docebo, Mr. Kosoglow served as one of the earliest executives at Outreach, where he played a role in growing the company from startup to industry leader. During his tenure, he helped scale Outreach to hundreds of millions in annual recurring revenue. Following Outreach, Mr. Kosoglow further served as Chief Revenue Officer at Catalyst Software, a leading Customer Success platform.
Riccardo LaRosa has over 25 years’ of experience dedicated to building and leading high-performing multinational technical teams. He thrives on creating impactful SaaS products for global enterprises and as Chief Technology Officer at Docebo, he is currently steering product innovation and delivery, playing a key role in the Company's growth and market leadership. Before joining Docebo, Mr. LaRosa served as Chief Technology Officer at Elastic

Path. There, he guided the launch of five new products onto their microservices-based, API-first ecommerce platform. His previous experience also includes a tenure as Vice President of Engineering at Acquia, leading the Acquia Cloud product line through the company's acquisition by Vista Equity Partners, alongside earlier executive roles at Dentsu and Isobar.
Audit Committee Information
The Audit Committee is a committee of the Board. Pursuant to applicable laws, the Company is required to have an audit committee comprised of not less than three Directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. National Instrument 52-110 - Audit Committees (“NI 52-110”) requires the Company to disclose annually in its annual information form certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The members of the Audit Committee and the chair of the Audit Committee are appointed by the Board on an annual basis (or until their successors are duly appointed) for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with financial covenants and legal regulatory requirements governing financial disclosure matters and financial risk management.
Composition
As at the date of this Annual Information Form, the Audit Committee is comprised of:

Name	Independent?(1)	Financially Literate?(2)
Steven Spooner (Chair)	Yes	Yes
William Anderson	Yes	Yes
Trisha Price	Yes	Yes
_______________
Notes:
(3)Pursuant to NI 52-110, a member of an audit committee is Independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(4)An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
Relevant Education and Experience
Each member of the Company’s Audit Committee has adequate education and experience that will be relevant to his or her performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:
●an understanding of the accounting principles used by the Company to prepare its financial statements;
●the ability to assess the general application of the above noted principles in connection with estimates, accruals and reserves;
●experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

●an understanding of internal controls and procedures for financial reporting.
See “Directors and Executive Officers” for further details.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Members), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 thereof.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year has the Audit Committee made a recommendation to nominate or compensate an external auditor not adopted by the Board.
Pre-Approval Policies and Procedures
The Audit Committee, as part of its function in assisting the Board in fulfilling its oversight responsibilities (and without limiting the generality of the Audit Committee’s role), has the power and authority to pre-approve all non-audit services to be provided by the external auditor, or delegate such pre-approval of non-audit services to the Chair of the Audit Committee; provided that the Chair must notify the Audit Committee at each Committee meeting of the non-audit services they approved since the last Audit Committee meeting.
External Independent Registered Public Accounting Firm Service Fees
The Company’s Independent Registered Public Accounting Firm for the most recently completed financial year and for the fiscal year ended December 31, 2024, was KPMG LLP (PCAOB FirmID: 85).
The fees billed to the Company by its Independent Registered Public Accounting Firm for each of the fiscal years ended December 31, 2024 and December 31, 2025 are as follows:

Category of Fees	Year Ended December 31, 2024	Year Ended December 31, 2025
Audit fees(1)	C1,082,421	C$1,057,112
Audit-related fees(2)	C32,602	C$28,534
Tax compliance and preparation(3)	Nil	Nil
All other fees(4)	C254,887	Nil

Notes:
(1)The aggregate of fees billed for annual audit services relating to the audit of the Company, interim reviews, statutory audits of certain of the Company’s subsidiaries, and involvement with registration statements and other filings with various regulatory authorities.
(2)The aggregate of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3)The aggregate fees billed for professional services rendered for tax compliance and tax preparation, including the preparation of corporate tax returns.
(4)The aggregate fees incurred for products and services other than set out under the headings, “Audit Fees” “Audit-Related Fees” and “Tax Fees”, including fees for information security reviews and services related to service organization control (SOC) reports.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company, none of the directors or executive officers of the Company is, or has been within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any other company (including the Company) that:
(a)was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.
To the knowledge of the Company, other than as set out below, none of the directors or executive officers of the Company, or a Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:
(a)is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)within the 10 years before the date of this Annual Information Form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
Jason Chapnik was a director of Viafoura, a private company, until November 19, 2019. On December 1, 2019, Viafoura filed a notice of intention with the Official Receiver to make a proposal under the Bankruptcy and Insolvency Act (Canada) (“BIA”). On May 14, 2020, Viafoura filed a proposal (the “Viafoura Proposal”) with the Official Receiver under Section 62 of the BIA. A meeting of creditors to vote on the Viafoura Proposal was held on July 21, 2020. The Viafoura Proposal was approved by creditors. The Ontario Superior Court of Justice approved of the Viafoura Proposal on August 17, 2020.
Jason Chapnik was a director of Reset Beauty Inc. (“Reset”), a private company until its amalgamation with Intercap Equity on January 1, 2022. On April 29, 2021, Reset filed a notice of intention to make a proposal with the Official Receiver under the BIA. On May 17, 2021, Reset filed a proposal (the “Reset Proposal”) with the Official Receiver in accordance with Section 62(1) of the BIA. The Reset Proposal was accepted unanimously by Reset’s creditors on June 7, 2021, and approved by the Court on June 21, 2021.
To the knowledge of the Company, none of the directors or executive officers of the Company or Shareholders holding a sufficient number of Common Shares to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest
To the knowledge of Docebo, there are no existing or potentially material conflicts of interest between Docebo or a subsidiary of Docebo and any director or officer of Docebo or of a subsidiary of Docebo, other than as described elsewhere in this Annual Information Form.
Legal Proceedings and Regulatory Actions
Legal Proceedings
In the course of its business, the Company from time to time becomes involved in various claims and legal proceedings. Litigation is subject to many uncertainties and the outcome of individual matters is not predictable. As of the date of this Annual Information Form, the Company is not aware of any current or contemplated legal proceedings to which it is a party or to which any of its property is subject which involves any material liability.
Interest of Management and Others in Material Transactions
To the knowledge of the Company, there are no material interests, direct or indirect, of any of the Company’s directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.
Transfer Agent and Registrar
The Company’s transfer agent and registrar is TSX Trust Company located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.
Material Contracts
The following are the only material agreements of the Company entered into within the last financial year or still in effect, other than contracts entered into in the ordinary course of business:
●Investor Rights Agreement, as described under “Agreements with Shareholders – Investor Rights Agreement”; and
●Credit Agreement, as described under “Description of the Business – Indebtedness”.
Copies of the foregoing documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Interest of Experts
KPMG LLP has audited the consolidated financial statements of the Company as at December 31, 2024 and 2025 and for the years then ended. KPMG LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the United States Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the Securities Exchange Commission and the Public Company Accounting Oversight Board (United States).
Additional Information
Additional information relating to the Company may be found at SEDAR+, which can be accessed at www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s information circular for its upcoming annual meeting of Shareholders. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for the financial year ending December 31, 2025.
Glossary of Terms
“2023 NCIB” has the meaning ascribed to it under “General Development of the Business”;
“2024 NCIB” has the meaning ascribed to it under “General Development of the Business”;
“2025 NCIB” has the meaning ascribed to it under “General Development of the Business”;
“AI” has the meaning ascribed to it under “Forward-Looking Information”;
“Articles” means the Company’s articles of amendment dated October 1, 2019;
“AWS” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“BI” has the meaning ascribed to it under “Description of the Business – Industry Background”;
“Board” means the board of directors of the Company;
“CASL” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“CJEU” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Common Shares” means common shares in the capital of the Company;
“Credit Agreement” has the meaning ascribed to it under “Description of the Business – Indebtedness”;
“CRM” has the meaning ascribed to it under “Description of the Business – Industry Background”;
“Demand Distribution” has the meaning ascribed to it under “Agreements with Shareholders – Investor Rights Agreement – Registration Rights”;
“Demand Registration Right” has the meaning ascribed to it under “Agreements with Shareholders – Investor Rights Agreement – Registration Rights”;
“DGCL” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Edugo Acquisition” has the meaning ascribed to it under “General Development of the Business”;
“EEA” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“ESG” has the meaning ascribed to it under “Forward-Looking Information”;
“ESG Report” means the Company’s inaugural ESG report issued on June 27, 2022, together with a second report issued in December 2023 which highlight the Company’s ESG initiatives and best practices;
“Exchange Act” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Facility” has the meaning ascribed to it under “Description of the Business – Indebtedness”;

“Fiscal 2025” means the fiscal year ended December 31, 2025;
“GDPR” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“HCM” has the meaning ascribed to it under “Description of the Business – Solutions”;
“ICFR” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“IFRS” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Intercap” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Intercap Equity” has the meaning ascribed to it under “Risk Factors – Risks Related to Our Common Shares”;
“Intercap Financial” has the meaning ascribed to it under “Risk Factors – Risks Related to Our Common Shares”;
“Intercap Group” has the meaning ascribed to it under “Risk Factors – Risks Related to Our Common Shares”;
“Investor Rights Agreement” means the investor rights agreement among the Company and certain Shareholders thereof dated October 8, 2019, as supplemented pursuant to the IRA Letter Agreement and Second IRA Letter Agreement as more particularly described under “Agreements with Shareholders – Investor Rights Agreement”;
“IRA Letter Agreement” means the letter agreement between the Company and Intercap Equity and Intercap Financial dated November 30, 2020, as more particularly described under “Agreements with Shareholders – Investor Rights Agreement”;
“IT” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Klass” has the meaning ascribed to it under “Agreements with Shareholders – Investor Rights Agreement”;
“Lenders” has the meaning ascribed to it under “Description of the Business – Indebtedness”;
“LMS” has the meaning ascribed to it under “Description of the Business – Mission and Overview”;
“MMEs” has the meaning ascribed to it under “Description of the Business – Solutions”;
“Nasdaq” means The Nasdaq Global Select Market;
“NBC” has the meaning ascribed to it under “Description of the Business – Indebtedness”;
“NI 52-110” has the meaning ascribed to it under “Directors and Executive Officers – Audit Committee Information”;
“NOLs” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“OBCA” has the meaning ascribed to it under “Corporate Structure – Name, Address and Incorporation”;
“OEMs” has the meaning ascribed to it under “Description of the Business – Solutions”;
“Original Credit Facility” has the meaning ascribed to it under “Description of the Business – Indebtedness”;
“PeerBoard Acquisition” has the meaning ascribed to it under “General Development of the Business”;
“PFIC” has the meaning ascribed to it under “Risk Factors – Risks Related to Our Common Shares”;

“Piggy-Back Distribution” has the meaning ascribed to it under “Agreements with Shareholders – Investor Rights Agreement – Registration Rights”;
“Piggy-Back Registration Right” has the meaning ascribed to it under “Agreements with Shareholders – Investor Rights Agreement – Registration Rights”;
“Preferred Shares” means preferred shares of the Company;
“Principal Shareholders” has the meaning ascribed to it under “Agreements with Shareholders – Investor Rights Agreement”;
“QEF” has the meaning ascribed to it under “Risk Factors – Risks Related to Our Common Shares”;
“Reciprocal Licenses” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“SaaS” means Software-as-a-Service;
“SEC” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Second IRA Letter Agreement” means the letter agreement between the Company and the Intercap Group dated February 26, 2026, as more particularly described under “Agreements with Shareholders – Investor Rights Agreement”;
“Section 404” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“Shareholders” means the holders of Common Shares of the Company;
“Skillslive Acquisition” means the acquisition by the Company of Skillslive Edu Pty Ltd., a consultancy and advisory organization specialized in providing elearning solutions and related professional services based in Melbourne, Australia;
“SMBs” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry”;
“TSX” means the Toronto Stock Exchange;
“U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes;
“U.S. Sarbanes-Oxley Act” has the meaning ascribed to it under “Risk Factors – Risks Related to our Business and our Industry” ; and
“WP-Intercap Transaction” has the meaning ascribed to it under “Agreements with Shareholders – Investor Rights Agreement”.

Appendix “A”

DOCEBO INC.
(THE “COMPANY”)
Charter of the Audit Committee
1.Purpose
The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Docebo Inc. (the “Company”). The members of the Committee and the chair of the Committee (the “Chair”) are appointed by the Board on an annual basis (or until their successors are duly appointed) for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
2.Composition
(1)The Committee should be comprised of a minimum of three directors and a maximum of five directors.
(2)The Committee must be constituted as required under National Instrument 52-110 – Audit Committees, as it may be amended or replaced from time to time (“NI 52-110”), and the Listing Rules of The Nasdaq Stock Market LLC (“Nasdaq Listing Rules”).
(3)All members of the Committee must (except to the extent permitted by NI 52-110 and applicable phase-in exemptions under Nasdaq Listing Rules) be (i) independent (as defined by NI 52-110), and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee and (ii) independent within the meaning of Nasdaq Listing Rules and Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission (and any successor rules thereto).
(4)No members of the Committee shall receive, other than for service on the Board or the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Company or any of its related parties or subsidiaries.
(5)All members of the Committee must (i) (except to the extent permitted by NI 52-110) be financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements) and (ii) be able to read and understand fundamental financial statements. No member of the Committee shall have participated in the preparation of financial statements of the Company or any current subsidiary of the Company for the preceding three full fiscal years. At least one member of the Committee shall at all times be financially sophisticated (within the meaning set forth in the Nasdaq Listing Rules).
(6)Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among the Board. If and whenever a vacancy shall exist on the

Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains.
3.Limitations on Committee’s Duties
In contributing to the Committee’s discharge of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the Board may be otherwise subject.
Members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management of the Company as to the non-audit services provided to the Company by the external auditor, (iv) financial statements of the Company represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Company in accordance with applicable generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.
4.Meetings
The Committee should meet not less than four times annually. The Committee should meet within 45 days following the end of the first three financial quarters of the Company and shall meet within 90 days following the end of the fiscal year of the Company. A quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or such greater number as the Committee shall by resolution determine. The Committee shall keep minutes of each meeting of the Committee. A copy of the minutes shall be provided to each member of the Committee. The Committee shall report to the Board in a timely manner with respect to each of its meetings held, which may take the form of circulating copies of the minutes of such meeting.
Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon two days’ prior notice to each of the other Committee members. The members of the Committee may waive the requirement for notice. In addition, each of the Chief Executive Officer, the Chief Financial Officer and the external auditor shall be entitled to request that the Chair call a meeting. If the Chair is absent from a meeting, the Committee members in attendance will serve as Co-Chairs for the purposes of that meeting.
The Committee may ask members of management and employees of the Company (including, for greater certainty, its affiliates and subsidiaries) or others (including the external auditor) to attend meetings and provide such information as the Committee requests. Members of the Committee shall have full access to information of the Company (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and shall be permitted to discuss such information and any other matters relating to the results of operations and financial position of the Company with management, employees, the external auditor and others as they consider appropriate.
The Committee or its Chair should meet at least once per year with management and the external auditor in separate sessions to discuss any matters that the Committee or either of these groups desires to discuss privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the review and approval of the Company’s interim financial statements.
The Committee shall determine any desired agenda items.
5.Committee Activities
As part of its function in assisting the Board in fulfilling its oversight responsibilities (and without limiting the generality of the Committee’s role), the Committee will have the power and authority to:

A.Disclosure
(1)Review, approve and recommend for Board approval the Company’s interim financial statements, including any certification, report, opinion or review rendered by the external auditor and the related management’s discussion and analysis and press release.
(2)Review, approve and recommend for Board approval the Company’s annual financial statements, including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion and analysis and press release.
(3)Review and approve any other press releases that contain material financial information and such other financial information of the Company provided to the public or any governmental body as the Committee requires.
(4)Satisfy itself that adequate procedures have been put in place by management for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and the related management’s discussion and analysis.
(5)Review any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Company and the appropriateness of the disclosure thereof in the documents reviewed by the Committee.
(6)Receive periodically management reports assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures.
(7)Review and approve the mandate of the Company’s disclosure committee.
(8)Review the Company’s disclosure committee’s quarterly reports to the Committee pertaining to the disclosure committee’s activities for the previous quarter.
B.Internal Control
(1)Review management’s process to identify and manage the significant risks associated with the activities of the Company.
(2)Review the effectiveness of the internal control systems for monitoring compliance with laws and regulations.
(3)Have the authority to communicate directly with the internal auditor, if applicable.
(4)Receive periodical management reports assessing the adequacy and effectiveness of the Company’s internal control systems.
(5)Assess the overall effectiveness of the internal control and risk management frameworks through discussions with management and the external auditors and assess whether recommendations made by the external auditors have been implemented by management.
C.Relationship with the External Auditor
(1)Recommend to the Board the selection of the external auditor and the fees and other compensation to be paid to the external auditor.
(2)Have the authority to communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the Board as needed.

(3)Advise the external auditor that it is required to report to the Committee, and not to management.
(4)Monitor the relationship between management and the external auditor, including reviewing any management letters or other reports of the external auditor, discussing any material differences of opinion between management and the external auditor and resolving disagreements between the external auditor and management.
(5)Review and discuss with the external auditor all critical accounting policies and practices to be used in the Company’s financial statements, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the external auditor.
(6)Review any major issues regarding accounting principles and financial statement presentation with the external auditor and management, including any significant changes in the Company’s selection or application of accounting principles and any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements.
(7)If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.
(8)Review and discuss on an annual basis with the external auditor all significant relationships they have with the Company, management or employees that might interfere with the independence of the external auditor.
(9)Pre-approve all non-audit services to be provided by the external auditor, or delegate such pre-approval of non-audit services to the Chair of the Committee; provided that the Chair shall notify the Committee at each Committee meeting of the non-audit services they approved since the last Committee meeting.
(10)Review the performance of the external auditor and recommend any discharge of the external auditor when the Committee determines that circumstances warrant.
(11)Periodically consult with the external auditor out of the presence of management about (a) any significant risks or exposures facing the Company, (b) internal controls and other steps that management has taken to control such risks, and (c) the fullness and accuracy of the financial statements of the Company, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.
(12)Review and approve any proposed hiring of current or former partners or employees of the current (and any former) external auditor of the Company.
D.Audit Process
(1)Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.
(2)Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(3)Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.
(4)Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.
(5)Review with the external auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.
(6)Review the system in place to seek to ensure that the financial statements, management’s discussion and analysis and other financial information disseminated to regulatory authorities and the public satisfy applicable requirements.
E.Financial Reporting Process
(1)Review the integrity of the Company’s financial reporting processes, both internal and external, in consultation with the external auditor.
(2)Monitor and review the effectiveness of the Company’s internal controls, including (i) ensuring that any internal control personnel have adequate monetary and other resources to complete their work and appropriate standing within the Company, (ii) regularly meeting with the personnel responsible for the Company’s internal controls and (iii) reviewing the internal control plan status, including progress on important report recommendations. If the Company has no internal auditors, consider, on an annual basis, whether the Company requires internal auditors, report to the Board on the internal auditors’ performance and make related recommendations to the Board.
(3)Review all material balance sheet issues, material contingent obligations and material related party transactions.
(4)Review with management and the external auditor the Company’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto. Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.
F.Other
(1)Inform the Board of matters that may significantly impact on the financial condition or affairs of the business.
(2)Review the public disclosure regarding the Committee required from time to time by NI 52-110.
(3)Review in advance, and approve, the hiring and appointment of the Company’s Chief Financial Officer.
(4)Establish and oversee the effectiveness of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing under the Company’s whistleblower policy.

(5)Consider and review annually with management and the Board the Company’s privacy, information technology and cyber security risk exposures identified by management, and the adequacy of the steps management has taken to monitor and mitigate such privacy, information technology and cyber security risks.
(6)Review the Company’s policies relating to the avoidance of conflicts of interest and monitor conflicts of interest (real or perceived) of members of the Board and management in accordance with applicable law and the Code of Business Conduct and Ethics, and review and approve all payments to be made pursuant to any related party transactions of the Company involving executive officers and members of the Board as may be necessary or desirable.
(7)Perform any other activities as the Committee or the Board deems necessary or appropriate.
6.Independent Advice
In discharging its mandate, the Committee shall have the authority to retain, at the expense of the Company, special advisors as the Committee determines to be necessary to permit it to carry out its duties.
7.Annual Evaluation
At least annually, the Committee shall, in a manner it determines to be appropriate:
(1)Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this Charter.
(2)Review and assess the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee believes to be appropriate.
8.No Rights Created
This Charter is a broad policy statement and is attended to be part of the Committee’s flexible governance framework. While this Charter should comply with all applicable law and the Company’s constating documents, this Charter does not create any legally binding obligations on the Committee, the Board, any director or the Company.